Exhibit 4(a)(iii)

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

by and among

SUSTAINABLE LUXURY (BVI) LIMITED PARTNERSHIP (ACTING BY ITS GENERAL

PARTNER, SUSTAINABLE LUXURY (BVI) LIMITED),

SUSTAINABLE LUXURY HOLDINGS (BVI) LIMITED,

and

INTER-CONTINENTAL HOTELS CORPORATION

FEBRUARY 12, 2019

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SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of February 12, 2019, is made by and among: Sustainable Luxury (BVI) Limited Partnership (acting by its general partner, Sustainable Luxury (BVI) Limited), a business company incorporated under the laws of the British Virgin Islands (the “Seller”); Sustainable Luxury Holdings (BVI) Limited, a business company incorporated under the laws of the British Virgin Islands (the “Company”); and Inter-Continental Hotels Corporation, a Delaware corporation (the “Purchaser”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 9 below.

WHEREAS, the Seller owns 100% of the outstanding ordinary shares of the Company (the “Company Shares”);

WHEREAS, subject to the terms of this Agreement, the Purchaser desires to acquire from the Seller, and the Seller desires to sell to the Purchaser, all of the Company Shares;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Purchaser to enter into this Agreement, each of the Employee Shareholders has separately executed a share transfer agreement with the Purchaser (or its designee), pursuant to which each such Employee Shareholder shall transfer all of his or her Equity Interests in any Subsidiary of the Company to the Person designated by the Purchaser therein;

WHEREAS, the respective board of directors, general partner or board of managers, as applicable, of the Purchaser, the Seller and the Company have approved this Agreement and the transactions contemplated hereby, upon the terms set forth herein; and

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

PURCHASE AND SALE OF COMPANY SHARES

Section 1.01    Purchase and Sale of Company Shares. On the terms hereof, at the Closing, (a) the Seller shall sell, assign, transfer and convey to the Purchaser, and the Purchaser shall purchase and acquire from the Seller, all of the Company Shares, free and clear of any Liens and restrictions on transfer (other than any restrictions under applicable securities laws), and (b) in consideration of the sale, assignment, transfer and conveyance of the Company Shares hereby and the covenants and agreements contained herein, the Purchaser shall deliver to the Seller the consideration specified in Section 1.02.

Section 1.02    Purchase Price.

(a)    For purposes of this Agreement, the aggregate purchase price (the “Purchase Price”) to be paid for the Company Shares shall be an amount equal to: (i) $300,000,000 (the “Base Consideration”), minus (ii) Final Indebtedness, minus (iii) the Escrow Amount, minus (iv) the New York Project Holdback Amount, minus (v) the NWC Shortfall, if any, plus (vi) Final Cash, minus (vii) Final Transaction Expenses, plus (viii) the NWC Excess, if any.

(b)    For purposes of this Agreement, the “Preliminary Purchase Price” shall be an amount equal to (i) the Base Consideration, minus (ii) Estimated Indebtedness, minus (iii) the Escrow

Amount, minus (iv) the New York Project Holdback Amount, minus (v) the Estimated NWC Shortfall, if any, plus (vi) Estimated Cash, minus (vii) the Estimated Transaction Expenses, plus (viii) the Estimated NWC Excess, if any.

Section 1.03    Estimated Cash, Estimated Indebtedness, Estimated NWC and Estimated Transaction Expenses. Attached hereto as Exhibit A is: (a) the Company’s good faith estimate of (i) the amount of Cash as of 11:59 p.m. Eastern Time on the day immediately prior to the Closing Date (“Estimated Cash”); (ii) the amount of Indebtedness which will be outstanding immediately prior to the Closing (“Estimated Indebtedness”); (iii) the amount of Transaction Expenses that will be unpaid as of immediately prior to the Closing (the “Estimated Transaction Expenses”); and (iv) the NWC as of 11:59 p.m. Eastern Time on the day immediately prior to the Closing Date (“Estimated NWC”), and (b) a statement showing the calculation of the Preliminary Purchase Price based on the foregoing.

Section 1.04    The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the parties shall consummate the following transactions at the Closing:

(a)    the Purchaser shall deliver to the Seller the Preliminary Purchase Price by wire transfer of immediately available funds to the account set forth on Exhibit A;

(b)    the Purchaser shall deposit an amount equal to $1,500,000 (the “Escrow Amount”) into an escrow account (the “Escrow Account”) established pursuant to the terms and conditions of the certain escrow agreement, a copy of which is attached hereto Exhibit B (the “Escrow Agreement”), dated as of even date herewith, by and among the Purchaser, the Seller and Citibank, N.A., as escrow agent (the “Escrow Agent”);

(c)    the Seller shall deliver to the Purchaser a written instrument of transfer duly executed by the Seller;

(d)    the Seller or the Company, as applicable, shall deliver to the Purchaser each of the following:

(i)    a certified copy of the Organizational Documents of the Company;

(ii)    copies of the resolutions duly adopted by the Company’s board of directors and the Seller’s general partner authorizing the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby;

(iii)    the Escrow Agreement, duly executed by the Escrow Agent and the Seller;

(iv)    evidence that the Company’s engagement letter with Evercore Inc. has been assigned to the Seller effective as of 11:59 p.m. prevailing Eastern Time on the Closing Date;

(v)    evidence that the contracts set forth on Schedule 1.04(d)(v) have been assigned to the Company or a Subsidiary of the Company; and

(vi)    duly executed resignation letters, dated as of the date of this Agreement and effective as of the Closing, from each member of the board of directors, managers or equivalent governing body of each of the Persons set forth on Schedule 1.04(d)(vi).

(e)    the Purchaser shall deliver to the Seller each of the following:

(i)    a copy of the resolutions duly adopted by the Purchaser’s board of directors (or its equivalent governing body) authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby; and

(ii)    the Escrow Agreement, duly executed by the Escrow Agent and the Purchaser; and

(f)    the Purchaser shall pay, on behalf of the Seller or the Company (as applicable), the Estimated Transaction Expenses (including, for the avoidance of doubt, any bonuses or similar payments to employees of the Company or any of its Subsidiaries that constitute Transaction Expenses) to the payees set forth on Exhibit A, by wire transfer of immediately available funds to the accounts set forth next to the name of the applicable payee set forth on Exhibit A.

Section 1.05    Final Cash, Final Indebtedness, Final NWC and Final Transaction Expenses.

(a)    As promptly as possible, but in any event within sixty (60) days after the Closing Date, the Purchaser will deliver to the Seller a statement showing the calculation of (i) the amount of Cash as of 11:59 p.m. Eastern Time on the day immediately prior to the Closing Date, (ii) the amount of Indebtedness as of immediately prior to the Closing, (iii) the amount of Transaction Expenses unpaid as of immediately prior to the Closing, and (iv) the amount of NWC as of 11:59 p.m. Eastern Time on the day immediately prior to the Closing Date (the “Preliminary Statement”). If the Preliminary Statement is not delivered to the Seller by the 60th day following the Closing Date, Estimated Cash, Estimated Indebtedness, Estimated NWC and Estimated Transaction Expenses shall become final and binding on the parties hereto. The Purchaser shall prepare the Preliminary Statement in good faith and the amount of Cash, Indebtedness, NWC and Transaction Expenses set forth therein shall be determined in accordance with the definitions thereof set forth in this Agreement, and shall not include any changes in assets or liabilities or other changes as a result of purchase accounting adjustments, arising from or resulting as a consequence of the transactions contemplated hereby or resulting solely by virtue of any actions taken at or after the Closing. After delivery of the Preliminary Statement, the Seller and its accountants shall be permitted reasonable access to review the Company’s books and records and work papers related to the preparation of the Preliminary Statement. The Seller and its accountants may make reasonable inquiries of the Purchaser, the Company and their respective accountants regarding questions concerning, or disagreements with, the Preliminary Statement arising in the course of their review thereof, and the Purchaser shall, and shall cause the Company to, cause any such accountants to reasonably cooperate with and respond reasonably promptly to such inquiries.

(b)    If the Seller has any objections to the Preliminary Statement, the Seller shall deliver to the Purchaser a written statement which (i) specifies those items or amounts in the Preliminary Statement with which the Seller disagrees, (ii) contains a reasonably detailed description of the reasons for its objections to each such item or amount contained therein to the extent made available to the Seller, and (iii) sets out the Seller’s calculation of any amounts in the Preliminary Statement with which the Seller disagrees (an “Objections Statement”). If an Objections Statement is not delivered to the Purchaser within thirty (30) days after delivery of the Preliminary Statement, the Preliminary Statement shall be final, binding and non-appealable by the parties hereto. The Seller and the Purchaser shall negotiate in good faith to resolve any such objections identified in the Objections Statement, but if they do not reach a final resolution within thirty (30) days after the delivery of the Objections Statement, the Seller and the Purchaser shall submit such dispute to Duff & Phelps Corporation (“Duff & Phelps”); provided that if Duff & Phelps is unable or unwilling to serve in such capacity, the Seller and the Purchaser shall jointly select an alternative expert from a nationally recognized independent public accounting firm that is not the independent auditor of any of the Purchaser, the Seller or the Company (Duff & Phelps or the Person so selected, as applicable, the “Neutral Auditor”). Each of the Seller and the Purchaser may furnish to the Neutral Auditor such information and documents as it deems relevant, with copies of such submission and all such documents and information being concurrently given to the other party. The Neutral Auditor shall consider only those items and amounts which are identified in the Objections Statement as being items which the Seller and the Purchaser are unable to resolve. The Seller and the Purchaser shall use their commercially reasonable efforts to cause the Neutral Auditor to resolve all disagreements as soon as practicable. Further, the Neutral Auditor’s determination shall be based solely on the definitions of Cash, Indebtedness, Transaction Expenses and NWC, in each case, as calculated in accordance with the terms of this Agreement, and the supporting material provided by the Purchaser and the Seller which are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review) and may not assign a value to any particular item greater than the greatest value for such item claimed by either party in such party’s submission to the Neutral Auditor or less than the lowest value for such item claimed by either party in such party’s submission to the Neutral Auditor. The resolution of the dispute by the Neutral Auditor shall be final, binding and non-appealable on the parties hereto. The costs and expenses of the Neutral Auditor shall be allocated between the Purchaser and the Seller based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if the Seller claims Cash is $1,000 greater than the amount determined by the Purchaser’s accountants, the Purchaser contests only $500 of the amount claimed by the Seller, and the Neutral Auditor ultimately resolves the dispute by awarding the Seller $300 of the $500 contested, then the costs and expenses of the Neutral Auditor will be allocated 60% (i.e., 300 ÷ 500) to the Purchaser and 40% (i.e., 200 ÷ 500) to the Seller. The amount of Cash, the amount of Indebtedness, the amount of NWC and the amount of unpaid Transaction Expenses as finally determined pursuant to Section 1.05(a) and this Section 1.05(b) shall be referred to herein as “Final Cash”, “Final Indebtedness”, “Final NWC” and “Final Transaction Expenses”.

(c)    If, after Final Cash, Final Indebtedness, Final NWC and Final Transaction Expenses are determined pursuant to this Section 1.05, the Preliminary Purchase Price is less than the Purchase Price (such shortfall, the “Shortfall Amount”), then the Purchaser shall, within three (3) Business Days after Final Cash, Final Indebtedness, Final NWC and Final Transaction Expenses become final and binding on the parties pursuant to this Section 1.05, make payment of the Shortfall Amount by wire transfer in immediately available funds to the Seller.

(d)    If, after Final Cash, Final Indebtedness, Final NWC and Final Transaction Expenses are determined pursuant to this Section 1.05, the Preliminary Purchase Price is greater than the Purchase Price (such excess, the “Excess Amount”), then the Seller shall, within three (3) Business Days after Final Cash, Final Indebtedness, Final NWC and Final Transaction Expenses become final and binding on the parties pursuant to this Section 1.05, make payment of the Excess Amount to the Purchaser by wire transfer of immediately available funds to the Purchaser.

(e)    The Purchaser agrees that the purchase price adjustment provided for in this Section 1.05, and the dispute resolution provisions provided for in this Section 1.05, shall be the exclusive remedies for any adjustments to the Purchase Price.

Section 1.06    The Closing. The parties shall cause the closing of the transactions contemplated by this Agreement (the “Closing”) to take place at the offices of Kirkland & Ellis LLP located at 300 North LaSalle Street, Chicago, Illinois at 10:00 a.m. local time on the date hereof (the “Closing Date”); provided that, in lieu of a physical Closing, the parties agree that all documentary Closing deliverables may be exchanged electronically pursuant to Section 10.03. The Closing shall be deemed effective as of 12:01 a.m. Eastern Time on the Closing Date.

Section 1.07    Withholding. The parties agree that no amounts are required to be withheld by applicable Law from any payments by the Purchaser under this Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser as follows, as of the date of this Agreement, except as set forth in the schedules accompanying this Agreement (the “Disclosure Schedules”):

Section 2.01    Organization and Power. The Company is a business company duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands. The Company has all requisite power and authority and all material authorizations, licenses and permits necessary to own and operate its properties and to carry on its businesses as now conducted. The Company and each of its Subsidiaries is qualified to do business in every jurisdiction in which its ownership of property or provision of services or the conduct of its businesses as now provided or conducted requires it to qualify, except where the failure to be so qualified would not have a Material Adverse Effect.

Section 2.02    Subsidiaries.

(a)    Except as set forth on the Subsidiaries Schedule, the Company does not have any Subsidiaries or own or hold, directly or indirectly, any Equity Interest in any other Person. Each Subsidiary of the Company and, to the Company’s knowledge, each of the Company JVs is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority and all material authorizations, licenses and permits necessary to own and operate its properties and to carry on its businesses as now conducted. The Company has delivered to the Purchaser true and complete copies of all of the Organizational Documents of each Subsidiary of the Company and, to the Company’s knowledge, each Company JV, and all respective amendments thereto, as currently in effect. Except as made available to the Purchaser in the Data Room, there are no minute books or other material corporate governance records of the Company or any Subsidiary of the Company. No Subsidiary of the Company and, to the Company’s knowledge, no Company JV, is in breach in any material respect of any provision of its Organizational Documents.

(b)    The Subsidiaries Schedule sets forth an accurate and complete list of each Subsidiary of the Company and each Company JV, including for each Subsidiary of the Company and (solely to the Company’s knowledge) each Company JV: (i) its name and jurisdiction of organization; (ii) the number of shares of authorized capital stock or other Equity Interests of each class of its capital stock or other Equity Interests and (iii) the number of issued and outstanding shares of each class of its capital stock or other Equity Interests, the names of the holders thereof, and the number of shares or other Equity Interests held by each such holder. All of the Company Shares and all of the Equity Interests of each Subsidiary of the Company and, to the Company’s knowledge, each Company JV, have been duly authorized and are validly issued, fully paid and non-assessable. Except as set forth on the Subsidiaries Schedule, each Subsidiary of the Company is wholly-owned and all of the Equity Interests of each of the Company JVs held by the Company or one of its Subsidiaries are owned, directly or indirectly, beneficially and of record by the Company or one of its Subsidiaries, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws. There are no (A) existing options, warrants, calls, rights or agreements to which the Company or any Subsidiary of the Company is a party requiring, and there are no securities of any Subsidiary of the Company outstanding that upon conversion or exchange would require, the issuance of any Equity Interest of the Company or any Subsidiary of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any Equity Interest of the Company or any Subsidiary of the Company or bonds, debentures, notes or other instruments of Indebtedness for borrowed money having the right to vote on any matters on which the holders of any Equity Interests of the Company or any Subsidiary of the Company may vote. None of the

Company Shares, nor any Equity Interests of any Subsidiary of the Company, have been issued in violation of, or are subject to, any preemptive or subscription rights. There are no options, offers, warrants, profits interests, conversion or exchange rights, call contracts or other rights granted by the Seller or the Company or any Subsidiary of the Company to subscribe for or to purchase from the Company or such Subsidiary of the Company, or contracts obligating the Seller or the Company or any Subsidiary of the Company to issue, repurchase, redeem, transfer, dispose of or sell, capital stock, partnership or limited liability company interests or other Equity Interests in the Company (whether debt, equity or a combination thereof or whether convertible into or exchangeable or exercisable for such securities) or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such contract.

Section 2.03    Authorization; No Breach; Valid and Binding Agreement.

(a)    The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all requisite action and no other proceedings on the Company’s part are necessary to authorize the execution, delivery or performance of this Agreement.

(b)    The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not violate, in any material respect, any provisions of the Company’s, any Company Subsidiary’s or, to the Company’s knowledge, any Company JV’s Organizational Documents.

(c)    Except (i) as set forth on the Authorization Schedule or (ii) where the failure of any of the following to be true would not have a Material Adverse Effect, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (A) conflict with, constitute a default under, result in a breach or violation of, or result in the creation of any Lien (other than Permitted Liens) upon any assets of the Company or its Subsidiaries; (B) violate or result in a breach of, or constitute a default or require consent under or give rise to any right of termination, cancellation or acceleration of any right or obligation under, with or without the giving of notice, any provision of any Material Contract to which the Company or any of its Subsidiaries is a party; or (C) violate or result in a breach of any Law or Permit applicable to the Company, any Subsidiary of the Company or, to the Company’s knowledge, any Managed Property.

(d)    This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement is a valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

Section 2.04    Financial Statements.

(a)    The Financial Statements Schedule consists of true and correct copies of the following financial statements (the “Financial Statements”): (i) the consolidated balance sheet of the Company as of September 30, 2018 (the “Latest Balance Sheet”) and the related statements of income and cash flows for the nine-month period then ended; (ii) the Company’s audited consolidated balance sheet as of December 31, 2017 and the related statements of income and cash flows for the fiscal year then ended (which, for the avoidance of doubt, excludes Raison d’Etre Holdings (BVI) Limited); and (iii) the audited consolidated balance sheet of Raison d’Etre Holdings (BVI) Limited as of December 31, 2017 and the related statements of income and cash flows for the fiscal year then ended. The Financial Statements have been based upon the information contained in the Company’s books and records and, except as expressly set forth on the Financial Statements Schedule, have been prepared in accordance with IFRS, consistently applied throughout the periods indicated, and present fairly in all material respects the financial condition and results of operations of the Company and its Subsidiaries as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to (A) the absence of footnote disclosures and other presentation items and (B) changes resulting from normal year-end adjustments.

(b)    Each of the Company, each of the Company’s Subsidiaries and, to the Company’s knowledge, each of the Company JVs, maintains accurate books and records reflecting its assets and liabilities and maintains internal accounting controls which provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements and to maintain accountability for the assets of the Company and its Subsidiaries and of the Company JVs, in each case, in accordance with IFRS, (iii) access to assets of the Company and its Subsidiaries and of the Company JVs is permitted only in accordance with management’s authorization, and (iv) accounts, notes and other receivables and inventory are recorded accurately in accordance with IFRS.

(c)    Part (C) of the Financial Statements Schedule sets forth a correct and complete list of the each of the following liabilities of the Company and its Subsidiaries: (i) any key money commitment; (ii) any liability for capital expenditures in respect of a Managed Property, including any financing, guarantee, hotel guarantee or similar funding obligation; (iii) any obligation to make any capital contribution to a Company JV; and (iv) any capital commitment or similar obligation to any Leased Real Property in excess of $50,000 individually, or $200,000 in the aggregate.

Section 2.05    Absence of Certain Developments. Since the date of the Latest Balance Sheet, there has not been any Material Adverse Effect. Except as set forth on the Developments Schedule and except as expressly contemplated by this Agreement, since the date of the Latest Balance Sheet, (a) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practice, and (b) neither the Company nor any of its Subsidiaries has taken any of the following actions:

(i)    effected any recapitalization, reclassification, stock or unit dividend, stock or unit split or similar change in the capitalization of the Company and its Subsidiaries or made any non-cash distribution or paid any non-cash dividend, in each case, with respect to its Equity Interests;

(ii)    amended in any material respect its Organizational Documents;

(iii)    mortgaged, pledged or subjected to any Lien (other than a Permitted Lien) any material asset;

(iv)    sold, assigned or transferred any material tangible assets;

(v)    sold, assigned, transferred, licensed (other than licenses granted in the ordinary course of business) or subjected to any Lien (other than a Permitted Lien) any Trademark or any other material Company Intellectual Property;

(vi)    failed to make required filings to maintain the registration of any Trademark or any other material Company Intellectual Property or otherwise allowed to lapse or abandoned any Trademark or any other material Company Intellectual Property;

(vii)    issued, sold, transferred or mortgaged, pledged or subjected to any Lien, any of its Equity Interests, or issued or sold any warrants, options or other rights to acquire its Equity Interests;

(viii)    made any capital investment in, or any loan to, any other Person, except (A) pursuant to any contracts in existence as of the date hereof that are set forth on the Contracts Schedule or that are not required to be set forth on the Contracts Schedule pursuant to Section 2.09(a) or (B) for advancement of trade credit to customers or expenses to employees or Hotel owners in the ordinary course of business;

(ix)    made any capital expenditures or commitments therefor, except (A) pursuant to any contracts in existence on the date hereof that are set forth on the Contracts Schedule or that are not required to be set forth on the Contracts Schedule pursuant to Section 2.09(a) or (B) pursuant to the capital expenditure budget of the Company and its Subsidiaries provided to the Purchaser prior to the date hereof;

(x)    made any change in any method of accounting or accounting practice or policy, except as required by applicable Law or IFRS;

(xi)    made any material change to its cash management practices or its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, prepayment of expenses, payment of trade accounts payable, accrual of other expenses or deferral of revenue;

(xii)    adopted, amended or terminated any collective bargaining agreement or any material Plan or materially increased the compensation of, or employee benefits offered to, any employee of the Company or its Subsidiaries, except as required to comply with applicable Law or pursuant to the terms of any Plan in effect on the date hereof;

(xiii)    hired any new, or terminated (other than for cause) any existing, employee of the Company or its Subsidiaries, except in the ordinary course of business or, with respect to employees with annual compensation not exceeding $200,000, for employees whose employment is terminable by the Company or its Subsidiary at will;

(xiv)    amended, waived any material rights under or otherwise modified in any material respect any Material Contract, in each case, in any respect materially adverse to the Company or any of its Subsidiaries or terminated any Material Contract, other than any renewal in the ordinary course of business prior to or following the expiration of a Material Contract; provided that such renewal is on terms no less favorable to the Company or its Subsidiary than the expiring Material Contract;

(xv)    acquired (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any Equity Interest therein;

(xvi)    settled any claims, actions, arbitrations, disputes or other proceedings that (A) involve claims for money damages in excess of $50,000, individually, or $200,000, in the aggregate; (B) involve any allegations that the operations of the business of the Company or any of its Subsidiaries infringe, or may infringe, the Trademarks of any Person; (C) involve any allegations of infringement by any Person of any Trademark of the Company or any of its Subsidiaries; or (D) would result in the Company or any of its Subsidiaries or the business of the Company and its Subsidiaries being subject to any injunction or other equitable relief; or

(xvii)    agreed or committed to do any of the foregoing.

Section 2.06    No Undisclosed Liabilities. Except as set forth on the No Undisclosed Liabilities Schedule, the Company and its Subsidiaries do not have any liabilities that, individually or in the aggregate, would be material to the business of the Company and its Subsidiaries, taken as a whole, based on or arising out of actions, inactions, states of fact, events, transactions or occurrences prior to the date hereof, other than liabilities: (a) reflected in the Latest Balance Sheet; (b) incurred in the ordinary course of business consistent with past practice after the date of the Latest Balance Sheet; (c) incurred under this Agreement or in connection with the transactions contemplated hereby; or (d) that are executory performance obligations under Material Contracts or under other contracts to which the Company or any of its Subsidiaries is party that were entered into in the ordinary course of business and are not required to be set forth on the Contracts Schedule pursuant to Section 2.09(a), excluding any such liabilities under such contracts resulting from or arising out of the breach thereof or penalty or default thereunder.

Section 2.07    Real Property; Assets.

(a)    The Company or one of its Subsidiaries owns all of the material tangible personal property shown to be owned by them on the Latest Balance Sheet, free and clear of all Liens, except for Permitted Liens and, to the Company’s knowledge, all such tangible personal property is in normal operating condition and repair, ordinary wear and tear and repairs being carried out in the ordinary course of business excepted.

(b)    The real property listed by address on the Real Property Schedule (the “Leased Real Property”) constitutes all of the real property leased or otherwise subject to any similar occupancy arrangement by the Company and its Subsidiaries. The leases under which the Company or one of its Subsidiaries leases the Leased Real Property, including any extensions or renewals of the terms thereof (the “Real Property Leases”) are valid and binding agreements in full force and effect, enforceable in accordance with their terms, and the Company or one of its Subsidiaries holds a valid leasehold interest in the Leased Real Property to which each Real Property Lease relates, subject to proper authorization and execution of such Real Property Lease by any other party thereto and the application of any bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Neither the Company nor any of its Subsidiaries is in default in any material respect under, or has received any notice of any default or any event that, with notice or lapse of time, or both, would constitute a default, by the Company or any of its Subsidiaries under, any Real Property Lease. To the Company’s knowledge, no other party to a Real Property Lease is in default in any material respect under any Real Property Lease. The Company has delivered to the Purchaser true, correct and complete copies of each Real Property Lease, along with all amendments, modifications and supplements thereto, and there are no actions, suits, proceedings, condemnation actions or investigations or eminent domain proceedings pending or, to the Company’s knowledge, threatened against the Leased Real Property. The use of the Leased Real Property by the Company and its Subsidiaries complies in all material respects with all applicable Laws.

(c)    Neither the Company nor any of its Subsidiaries owns any real property.

Section 2.08    Tax Matters. Except as set forth on the Taxes Schedule:

(a)    The Company and its Subsidiaries have filed all income Tax Returns and all other material Tax Returns that are required to be filed by them (taking into account any applicable and properly obtained extensions of time to file) and such Tax Returns are correct and complete in all material respects. The Company and its Subsidiaries have timely paid or properly accrued all material Taxes shown as due on such Tax Returns (except those that are being contested in good faith or that have been reserved for in accordance with IFRS and are reflected as a liability on the Latest Balance Sheet). All material Taxes that the Company and its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party have been fully paid or properly accrued. All material liabilities for unpaid Taxes of the Company and its Subsidiaries as of the date of the Latest Balance Sheet are reserved for or otherwise reflected as a liability on the Latest Balance Sheet.

(b)    No material Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received from any taxing authority any written notice of deficiency or proposed adjustment for any amount of material Tax that has not been fully paid or settled. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes beyond the date hereof or agreed to any extension of time beyond the date hereof with respect to a material Tax assessment or deficiency, which waiver or extension is still outstanding.

(c)    Neither the Company nor any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) under any provision of federal, state, local or non-U.S. Law, as a transferee or successor (other than as a result of being a member of a group, the common parent of which was the Company or any of its Subsidiaries) or by contract (other than ordinary course agreements, such as leases or loans, the primary subject matter of which is not Taxes).

(d)    Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction within the two-year period ending on the date of this Agreement that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(e)    There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries.

(f)    Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Section 1.6011-4 of the Treasury Regulations.

(g)    The Company and each Subsidiary is, for U.S. federal income Tax purposes, treated as an association taxable as a corporation and has not made any election to be treated as an association taxable as a corporation for such purposes within the past five years and, with respect to each Company JV, the Company has not made, and has not caused a Company JV to make, any entity classification election under Section 301.7701-3(c) of the Treasury Regulations.

(h)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material deduction from, a Tax Return for a Tax period beginning after the Closing as a result of any change in method of Tax accounting or agreement with any taxing authority made or entered into prior to the Closing, installment sale or open transaction disposition made on or prior to the Closing or prepaid amount received on or prior to the Closing.

(i)    The Company and each of its Subsidiaries is, and each has been since the time of its formation, resident for Tax purposes in the country under the laws of which it has been formed, and will not be regarded as resident for Tax purposes in any other country or as carrying on business at or through a permanent establishment in any other country.

(j)    Neither the Company nor any of its Subsidiaries is liable for any Tax as the agent of any other person or business or constitutes a permanent establishment of any other person, business or enterprise for any Tax purpose.

No representation or warranty is made in this Agreement with respect to the amount, sufficiency or usability of any net operating loss, capital loss, Tax basis or other Tax attribute, or the availability of any Tax positions in periods after the Closing.

Section 2.09    Contracts and Commitments.

(a)    Except as set forth on the Contracts Schedule (such contracts required to be disclosed thereon, the “Material Contracts”), neither the Company nor any of its Subsidiaries is party to or bound by any of the following (whether written or oral):

(i)    bonus, pension, profit sharing, retirement or other form of deferred compensation plan, other than as described in Section 2.14 or the Disclosure Schedules relating thereto;

(ii)    contract, letter or agreement for the employment of any officer, individual employee or other person on a full-time or consulting basis providing for base compensation in excess of $100,000 per year;

(iii)    agreement, note, bond or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien (other than Permitted Liens) on any of the assets of the Company or any Subsidiary of the Company or that evidences any Indebtedness for borrowed money of the Company or of any Subsidiary of the Company;

(iv)    agreement, note, bond or indenture relating to the lending of money to any Person by the Company or any Subsidiary of the Company;

(v)    guaranty of any obligation for borrowed money or of the type described on Part C of the Financial Statements Schedule;

(vi)    lease or agreement under which it is lessee of, or holds or operates, any tangible personal property owned by any other Person for which the annual rental exceeds $50,000;

(vii)    lease or agreement under which it is lessor of, or permits any third Person to hold or operate, any of its tangible personal property;

(viii)    contract or group of related contracts with the same party (other than standard purchase orders) for the purchase by the Company or any Subsidiary of the Company of products or services requiring annual payments in excess of $250,000 during the trailing twelve-month period ending on the date of the Latest Balance Sheet and which is not terminable by the Company or such Subsidiary on notice of one (1) year or less to the counterparty or counterparties thereto;

(ix)    contract or group of related contracts, other than Management Agreements, with any Person that provides for annual revenues to the Company or any Subsidiary of the Company during the trailing twelve-month period ending on the date of the Latest Balance Sheet in excess of $500,000;

(x)    agreement relating to any completed material business acquisition by the Company or any Subsidiary of the Company since January 1, 2015;

(xi)    material license or agreement relating to the use by the Company or any Subsidiary of the Company of any third-party Intellectual Property or to the use by any Person of any Company Intellectual Property;

(xii)    contract which prohibits the Company or any of its Subsidiaries from freely engaging in any business anywhere in the world;

(xiii)    Management Agreement or binding letter of intent in respect of a Management Agreement contemplated to be entered into by the Company or one of its Subsidiaries;

(xiv)    partnership, joint venture, franchise or other similar equity investment agreements with any Person, other than the Company or any Subsidiary of the Company;

(xv)    agreement associated with hedges, derivatives or other similar financial instruments;

(xvi)    agreement that requires the Company or any of its Subsidiaries to pay any commission, finders’ fee, royalty or similar payment to any Person after the Closing, whether for transactions or otherwise, other than agreements for the licensing of standard, “off-the-shelf” software (and, with respect to those agreements marked with an asterisk in clause (a)(xvi) of the Contracts Schedule, which constitute the only agreements required to be so scheduled in respect of projects that relate to executed Management Agreements, such schedule also sets forth the amounts so payable upon the reaching of milestones set out therein); or

(xvii)    travel agency or performance marketing agreement, including agreements with online travel agencies or other third-party intermediaries.

(b)    Except as set forth on the Contracts Schedule, with respect to each Material Contract: (i) such Material Contract is a valid and binding agreement of the Company or such Subsidiary and, to the Company’s knowledge, of the other party or parties thereto, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies; (ii) such Material Contract is in full force and effect; (iii) neither the Company nor such Subsidiary is in breach in any material respect of, or default in any material respect under, such Material Contract; (iv) neither the Company nor such Subsidiary has received any notice of, and, to the Company’s knowledge, there are no facts or circumstances that would serve as the basis of, any default under such Material Contract that, with notice or lapse of time, would void such Material Contract or permit termination, material modification or acceleration, as applicable, under such Material Contract; (v) to the Company’s knowledge, no other party is, in any material respect, in breach of or default under such Material Contract or has repudiated any term of such Material Contract; and (vi) the Company or such Subsidiary has not received any notice of, and, to the Company’s knowledge, there are no facts or circumstances that would reasonably serve as the basis for, any termination, cancellation or non-renewal with respect to such Material Contracts.

(c)    Except as set forth on the Contracts Schedule, since January 1, 2015, there has been no alleged or outstanding failure of a performance test to which the Company or any of the Subsidiaries of the Company is subject under any Material Contract.

(d)    The Company has made available to the Purchaser complete and correct copies of all Material Contracts (including all amendments, modifications, supplements and side letters thereto).

(e)    With respect to the guarantees given by the Company or any Subsidiary of the Company set forth on Part C of the Financial Statements Schedule (each, a “Guaranteed Loan”), neither the Company nor any Subsidiary of the Company has received any notice of, and, to the Company’s knowledge, there are not facts or circumstances that would serve as the basis of, any default under any Guaranteed Loan. The Company has made available to the Purchaser complete and correct copies of all underlying loan and security agreements related to any Guaranteed Loan (including all amendments, modifications, supplements and side letters thereto).

Section 2.10    Intellectual Property; Company Software; IT Systems.

(a)    The Intellectual Property Schedule contains a complete list of all material unregistered Trademarks and all registered Intellectual Property (including domain names) or pending applications therefor for Patents and Copyrights owned or purported to be owned by the Company or any of its Subsidiaries (collectively, the “Company Intellectual Property”). With respect to all Company Intellectual Property material to the Company or its Subsidiaries, (i) all necessary registrations, maintenance or annuity, and renewal, maintenance or other fees in connection with the Company Intellectual Property have been made for each item of Company Intellectual Property as and when due; (ii) all necessary documents and certificates in connection with such Company Intellectual Property have been filed with and all relevant fees have been paid to the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Intellectual Property; and (iii) all payments due and payable in respect of such listed registrations and applications have been paid in full. Except as set forth on the Intellectual Property Schedule, to the Company’s knowledge, there are no outstanding deadlines of any patent, copyright or trademark office (or any analogous office or registry anywhere in the world) in relation to the Company Intellectual Property that will expire within three (3) months of the date of this Agreement.

(b)    Except as set forth on the Intellectual Property Schedule: (i) the Company or one of its Subsidiaries (A) is the sole and exclusive owner of all right, title and interest in each item of the Company Intellectual Property, free and clear of all Liens, except Permitted Liens, and (B) has the sole and exclusive right to bring actions for infringement and misappropriation of the Company Intellectual Property; (ii) to the Company’s knowledge, neither the Company nor any of its Subsidiaries is currently infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any other Person; (iii) the registered Company Intellectual Property is valid and enforceable; (iv) to the Company’s knowledge, the Company Intellectual Property is not currently being infringed or misappropriated by any Person in a manner that is reasonably likely to be material to the Company’s or any of its Subsidiaries’ businesses; (v) to the Company’s knowledge, the Company or one of its Subsidiaries owns or has the right to use all Intellectual Property necessary for the operation of their respective businesses; (vi) there are no judgments, orders, decrees, other official determinations or contractual obligations that invalidate or limit the ownership or enforceability of any of the Company Intellectual Property; and (vii) no action or proceeding is pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries that challenges the validity, enforceability, registration, ownership or use of any of the Company Intellectual Property. Except as set forth on the Intellectual Property Schedule, no settlements, consents, covenants not to sue or non-assertion assurances or releases have been entered into by the Company or its Subsidiaries or to which the Company or one of its Subsidiaries is bound that adversely affects the right or ability of the Company or any of its Subsidiaries to own, make, use, transfer, encumber, assign, license, distribute, convey, sell or otherwise exploit any (x) Company Intellectual Property, (y) material unregistered Intellectual Property owned by the Company or one of its Subsidiaries or (z) to the Company’s knowledge, Intellectual Proerpty otherwise necessary for the operation of the business of the Company and its Subsidiaries.

(c)    The execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of and the performance by the Seller and the Company of their respective obligations hereunder will not result in the loss, forfeiture, termination, invalidity or impairment of, or give rise to a right of any Person to limit, terminate or consent to the continued use of, any rights of the Company and any of its Subsidiaries in any Intellectual Property material to Company or any of its Subsidiaries.

(d)    The Company Intellectual Property will be owned by the Company or one of its Subsidiaries immediately following the Closing on terms and conditions substantially similar to those of the ownership of the Company Intellectual Property by the Company and its Subsidiaries immediately prior to the Closing.

(e)    Except as set forth on the Intellectual Property Schedule, since January 1, 2015 (or earlier, if not presently resolved), neither the Company nor any of its Subsidiaries has received any written notice of infringement, misappropriation or dilution from any Person with respect to such Person’s Intellectual Property where the allegations in such notice, if true, would reasonably be expected to be material to the Company or one of its Subsidiaries.

(f)    The Company and its Subsidiaries take steps consistent with current industry standards and reasonable under the circumstances to protect their material trade secrets.

(g)    Except as set forth on the Intellectual Property Schedule, the Company and its Subsidiaries have in place commercially reasonable measures, consistent with current industry standards, to protect the confidentiality, integrity and security of the computers, servers, workstations, routers, hubs, switches, circuits, networks and other information technology equipment used by the Company or its Subsidiaries (and all information and transactions stored or contained therein or transmitted thereby), including those used in the collection, processing, sharing, storing or the manipulation of personal data (collectively, the “IT Systems”) against any unauthorized use, access, interruption, modification or corruption. Except as set forth on the Intellectual Property Schedule, since January 1, 2015, to the Company’s knowledge, there has been no unauthorized access, use or intrusion, or breach of security, or failure, breakdown, performance reduction or other adverse event affecting the Company’s and its Subsidiaries’ IT Systems or, to the Company’s knowledge, the IT systems of any third party vendor providing service to, for or on behalf of the Company or any of its Subsidiaries (each, a “Third Party IT Vendor”) that has caused or could reasonably be expected to cause any: (i) substantial disruption of, or interruption in or to the use of, such IT Systems or the conduct of the business of the Company and its Subsidiaries; (ii) loss, destruction, damage or harm of or to the business of the Company and its Subsidiaries; or (iii) liability of any kind to the business of the Company and its Subsidiaries.

(h)    Each of the Company and its Subsidiaries has a policy requiring each employee or independent contractor to execute confidentiality agreements in respect of Company Intellectual Property. Since January 1, 2015, all employees, agents, consultants, contractors or other Persons who have contributed to or participated in the creation or development (on behalf of the Company and its Subsidiaries) of any material Company Intellectual Property have executed a confidentiality agreement with the Company or one of its Subsidiaries and: (i) are a party to a “work-for-hire” agreement under which the Company or one of its Subsidiaries is deemed to be the original owner/author of the copyrights described therein; (ii) are or were employees of the Company or one of its Subsidiaries and created or developed such Company Intellectual Property within the scope of their employment; or (iii) have executed an assignment or an agreement to assign in favor of the Company or one of its Subsidiaries of all of their right (including, if allowed under applicable law, all moral rights), title and interest in and to their Intellectual Property in such creation or development. To the Company’s knowledge, no current or former employee or independent contractor of the Company or any of its Subsidiaries has entered into any agreement, contract, obligation, promise or undertaking (whether written or oral, express or implied) that restricts or limits in any way the scope of the Company Intellectual Property or requires the employee or independent contractor to transfer, assign or disclose information concerning the Company Intellectual Property to any Person other than the Company or one of its Subsidiaries.

(i)    The Company and its Subsidiaries have not licensed the Company Software to any third party other than Hotel partners. The Company and its Subsidiaries exclusively own and possess the documentation and source code for the Company Software. The Company Software has not manifested any material operating problem that appears to be incapable of remediation in the ordinary course of business. No Company Software that is licensed to Hotel partners contains, is derived from, or is distributed with, open source code that is licensed under any terms that impose a requirement or condition that any Company Software or part thereof: (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making modifications or derivative works; or (C) be redistributable at no charge.

(j)    The Social Media Accounts, Internet domain names and URLs under which the Company and its Subsidiaries operate are registered in the name of the Company or one of its Subsidiaries, not in the name of any employee or third-party agent of the Company or any of its Subsidiaries, and (together with any content and other materials accessible and/or displayed thereon), will to the Company’s knowledge, continue to operate and be accessible to Internet users immediately after the date of this Agreement. To the Company’s knowledge, the Company or one of its Subsidiaries has the right to control and transfer all social media handles, user names and passwords for the Social Media Accounts, Internet domain names and URLs. The transactions contemplated by this Agreement will not result in either the loss or impairment of the Company’s or its Subsidiaries’ ability to use, operate or maintain any Social Media Account or the breach of any terms of use, terms of service or other agreements or contracts applicable to such Social Media Accounts.

Section 2.11    Third Party IT Vendors. To the Company’s knowledge, with respect to the business of the Company and its Subsidiaries, the Company’s and its Subsidiaries’ Third Party IT Vendors are, and have been at all times in the last four (4) years, in compliance in all material respects with all applicable Privacy Laws. Neither the Company nor any of its Subsidiaries has received any notice that, with respect to the business of the Company and its Subsidiaries, any of the Company’s or its Subsidiaries’ Third Party IT Vendors has failed to comply with applicable Privacy Laws.

Section 2.12    Litigation. Except as set forth on the Litigation Schedule: there is no civil, criminal or administrative charge, complaint, suit, arbitration, mediation or judicial proceeding of any nature (i) pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or, (ii) to the Company’s knowledge, pending or threatened against any Company JV, in each case, at law or in equity, before or by any Governmental Authority, which (A) individually seeks more than $50,000 in damages or which in the aggregate seeks more than $200,000 in damages or (B) seeks as its principal remedy injunctive or other equitable relief, and the Company and its Subsidiaries and, to the Company’s knowledge, the Company JVs, are not subject to any outstanding judgment, order or decree of any court or other Governmental Authority. To the Company’s knowledge, there is no felony criminal charge, or written allegation or notice of a claim thereof, against any owner of a Hotel that is a Managed Property or developer of a Residence Project that is a Managed Property that relates to the ownership, operation or development of such Hotel or Residence Project.

Section 2.13    Governmental Consents. No permit, consent, approval, authorization or other action of, or declaration to or filing with, any Governmental Authority is required to be obtained by the Company or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement by the Company or the consummation of the transactions contemplated hereby.

Section 2.14    Employee Benefit Plans.

(a)    Except as listed on the Employee Benefits Schedule, the Company and its Subsidiaries do not maintain, sponsor or contribute to, or have any obligation to contribute to, or have any liability with respect to, any material Plan. Each of the Plans that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service upon which it may rely or is a prototype plan that is entitled to rely on an opinion letter issued by the Internal Revenue Service to the prototype plan sponsor regarding qualification of the form of the prototype plan and, to the Company’s knowledge, no event has occurred, whether by action or by failure to act with respect to such Plan, that has caused or could reasonably be expected to cause the loss of qualification of such Plan or the imposition of any material penalty or Tax liability on the Company or its Subsidiaries. The Plans comply in form, and have been maintained and operated in compliance in all material respects, with their terms and applicable Law, including with the requirements of the Code and ERISA.

(b)    With respect to the Plans, all required contributions have been made or properly accrued in accordance with the provisions of each of the Plans, applicable Law and IFRS. Neither the Company nor any of its Subsidiaries contributes to, is required to contribute to, or otherwise participates in, or has any liability (including on account of being a single employer under Section 414 of the Code with any other Person) with respect to, any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA).

(c)    The Company has made available to the Purchaser true and complete copies of, to the extent applicable (and with respect to a foreign Plan, to the extent reasonably available), (i) the current Plan document, including all amendments and current trust documents and administrative service agreements related thereto, (ii) the most recent determination letter received from the Internal Revenue Service regarding each Plan, if any, (iii) the most recent summary plan description, if any, required under ERISA with respect to each Plan, and (iv) the three (3) most recent Form 5500 annual reports for each Plan.

(d)    No proceeding has been asserted, instituted or, to the Company’s knowledge, threatened against any of the Plans (other than routine claims for benefits and appeals of such claims) and no Plan is under, and neither the Company nor its Subsidiaries has received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Authority, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty on the Company or its Subsidiaries that remains unpaid.

(e)    No Plan provides post-retirement health, welfare or life insurance benefits to any current or former employee of the Company or its Subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable Law.

(f)    With respect to each Plan maintained outside the jurisdiction of the United States, including any such plan required to be maintained or contributed to by applicable Law, custom or rule of the relevant jurisdiction and that is not maintained by a Governmental Authority: (i) all material employer and employee contributions required by Law or by the terms of such Plan to have been made by the Company or its Subsidiaries have been made, or, if applicable, accrued in accordance with normal accounting practices; and (ii) each such Plan required to be registered by the Company or its Subsidiaries has been registered and has been maintained in all material respects in good standing with applicable regulatory authorities.

(g)    The consummation of the transactions contemplated by this Agreement, alone or in combination with any other event, will not accelerate the time of payment or vesting or increase the amount, or require the funding, of compensation or benefits due to any employee, director or other individual service provider of the Company or its Subsidiaries (whether current, former or retired) or such Person’s beneficiaries, in each case under any Plan.

(h)    No amount received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement by any employee, director or other service provider of the Company or its Subsidiaries under any Plan or otherwise will not be deductible by reason of Section 280G of the Code or will be subject to an excise tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has any indemnity obligation on or after the date hereof for any Taxes imposed under Section 4999 or 409A of the Code (other than any such obligation contained in any arrangement established by the Purchaser or any of its affiliates.

Section 2.15    Labor and Employment. The Company has made available a true and complete list as of the date hereof (which may be anonymized to the extent necessary to comply with applicable Data Privacy Laws) setting forth, for each corporate office employee of the Company and its Subsidiaries, such individual’s name, title, job location, employer, hire date, full- or part-time status, annual salary or wage rate, most recent annual bonus received and current annual bonus opportunity. Except as set forth on the Labor and Employment Schedule, none of the Company or its Subsidiaries is a party to any collective bargaining agreement, and, to the Company’s knowledge, no union organizing efforts are underway with respect to employees of the Company and its Subsidiaries. Except as set forth on the Labor and Employment Schedule: (a) there are no material unfair labor practice charges, material unfair labor practice complaints, material labor arbitrations or material labor grievances pending, or, to the Company’s knowledge, threatened, against the Company and its Subsidiaries; (b) there is no strike, slowdown, work stoppage or lockout, or, to the Company’s knowledge, threat thereof, by or with respect to any employees of the Company and its Subsidiaries; and (c) there are no material charges, complaints, suits or proceedings against the Company or any of its Subsidiaries, alleging breach or violation in any material respect of any labor or employment Law. Since January 1, 2015, the Company and its Subsidiaries have not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, workers’ compensation, terms and conditions of employment, worker classification, worker safety, wages and hours, civil rights, human rights, discrimination, immigration, collective bargaining, and the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2109 et seq. and the regulations promulgated thereunder. None of the Company or its Subsidiaries has any outstanding liability under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2109 et seq. or the regulations promulgated thereunder or any similar state Law, and none of the Company or its Subsidiaries has experienced a “mass layoff” or “plant closing” (within the meaning of the Worker Adjustment and Retraining Notification Act) or incurred any liability under such statute during the past three (3) years. There have been no written claims submitted to the Company’s chief of human resources of harassment, discrimination, retaliatory act or similar actions against any officer, director or other management-level employee of the Company or any of its Subsidiaries, at any time during the past four (4) years. Any individual who performs services for the Company or any of its Subsidiaries and who is not treated as an employee for federal income tax purposes by the Company or its Subsidiaries is not an employee under applicable Law or for any purpose including, without limitation, for Tax withholding purposes or Plan participation purposes.

Section 2.16    Insurance. The Insurance Schedule lists each material insurance policy owned, held or maintained by the Company and its Subsidiaries. Each such insurance policy is in full force and effect, all premiums due thereon have been paid, no written notice of cancellation, termination or premium increase has been received with respect to any such insurance policy and the Company and its

Subsidiaries are not in material default with respect to its or their obligations under any such insurance policy. Except as set forth on the Insurance Schedule, there are no outstanding claims under any insurance policy owned, held or maintained by the Company or any of its Subsidiaries. Except as set forth on the Insurance Schedule, the Company and its Subsidiaries do not maintain any self-insurance or co-insurance programs.

Section 2.17    Compliance with Laws; Permits.

(a)    Except as set forth on the Compliance with Laws Schedule, the Company and its Subsidiaries are and since January 1, 2015 have been in compliance in all material respects with all applicable Laws of all applicable Governmental Authorities (including the US Foreign Corrupt Practices Act of 1977, the US Sarbanes-Oxley Act of 2002, all Privacy Laws, all Anti-Corruption Laws, all Anti-Money Laundering Laws, all Economic Sanctions Laws and all antitrust and competition Laws worldwide, in each case, as amended and including the rules and regulations thereunder). The Company, its Subsidiaries and, to the Company’s knowledge, the Company JVs, have, since January 1, 2015, timely made all filings with all applicable Governmental Authorities required to be made by the Company, its Subsidiaries or the Company JVs under all applicable Laws. Neither the Company, any Subsidiary of the Company nor, to the Company’s knowledge, any Company JV, has received any notice since January 1, 2015 alleging any material violation of any applicable Laws.

(b)    To the Company’s knowledge, (i) none of the Company, the Subsidiaries of the Company, the Company JVs or the owners of the Managed Properties has ever been the subject of any bribery, money laundering, anti-kickback or economic sanctions investigation by any Governmental Authority and (ii) none of the directors, officers, agents, employees or other Persons acting on behalf of the Company, its Subsidiaries, the Company JVs or the owners of the Managed Properties, directly or indirectly, have taken any action, or failed to act, in a manner that would be a violation of any Anti-Corruption Laws, Anti-Money Laundering Laws or Economic Sanctions Laws. Neither the Company or any of the Subsidiaries of the Company nor, to the Company’s knowledge, any of the Company JVs or the owners of the Managed Properties has, since January 1, 2015, received any written notice of any facts or circumstances that would constitute a violation of any Anti-Corruption Laws, Anti-Money Laundering Laws or Economic Sanctions Laws.

(c)    The Company, its Subsidiaries and, to the Company’s knowledge, the owners of, or the holders of the right to use, the Managed Properties each possess all material permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemptions of, or filings or registrations with, or issued by, any Governmental Authority necessary for the operation of the business of the Company and its Subsidiaries (the “Permits”). All such Permits are in full force and effect in all material respects and there are no actions pending or, to the Company’s knowledge, threatened by any Governmental Authority that seek the revocation, cancellation, suspension or material modification of any such Permit or that would affect the renewal thereof. Neither the Company nor any of its Subsidiaries is in default in any material respect, and, to the Company’s knowledge, no condition exists that, with notice or lapse of time or both, would constitute a material default, under any such Permit.

(d)    Except as set forth on the Compliance with Laws Schedule, the development, management, operation, marketing, sale, rental program and implementation of each Residence Project that is a Managed Property are, to the Company’s knowledge, in compliance with all applicable Laws of the jurisdictions in which such Residence Project is located or marketed.

Section 2.18    Environmental Matters.

(a)    The Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Requirements.

(b)    The Company and its Subsidiaries possess all material Permits required by Environmental Requirements to operate the Leased Real Property and are in compliance in all material respects with such Permits.

(c)    Neither the Company nor any of its Subsidiaries has received, since January 1, 2015, any written notice which (i) alleges any actual or potential violation of, or noncompliance with, any Environmental Requirement or any Permit required by any Environmental Requirement, including with respect to any investigatory, remedial, natural resource, response, removal or corrective obligation, (ii) relates to the Company and its Subsidiaries or the Leased Real Property, and (iii) the subject of which has not been resolved as of the date hereof.

(d)    There are no suits or proceedings involving the actual or potential violation of, or noncompliance with, any Environmental Requirement or any Permit required by any Environmental Requirement pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries.

(e)    The Company and its Subsidiaries are not subject to any judgment, order or decree of any Governmental Authority that is outstanding and was issued pursuant to Environmental Requirements.

Section 2.19    Affiliated Transactions. Except as set forth on the Affiliated Transactions Schedule, neither the Seller, nor any Affiliate of the Seller (other than the Company or any Subsidiary of the Company), nor any officer or director thereof, nor to the Company’s knowledge, any individual in any such officer’s or director’s immediate family (i) is a party to any agreement, contract, commitment or transaction with the Company, any of its Subsidiaries or, to the Company’s knowledge, any of the Company JVs (each such agreement, contract, commitment or transaction, an “Affiliate Contract”) or (ii) has any interest in any material property (real or personal, tangible or intangible) owned or used by the Company, any of its Subsidiaries or, to the Company’s knowledge, any of the Company JVs. The Company has made available to the Purchaser complete and correct copies of all Affiliate Contracts (including all amendments thereto).

Section 2.20    Brokerage. Except as set forth on the Brokerage Schedule, there are no claims for, and no Person shall be entitled to, brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company or any of its Subsidiaries for which the Purchaser, the Company or any of its Subsidiaries (or any of their Affiliates after the Closing) shall be liable.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller as follows, as of the date of this Agreement:

Section 3.01    Organization and Power. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full power and authority to enter into this Agreement and perform its obligations hereunder.

Section 3.02    Authorization; No Breach; Valid and Binding Agreement.

(a)    The execution, delivery and performance of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly and validly authorized by all requisite organizational action, and no other proceedings on the part of the Purchaser are necessary to authorize the execution, delivery or performance of this Agreement.

(b)    The execution, delivery and performance of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby do not and will not violate any provisions of the Purchaser’s Organizational Documents.

(c)    The execution, delivery and performance of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby do not and will not conflict with, constitute a default under, result in a breach or violation of or result in the creation of any Lien (other than Permitted Liens) upon any assets of the Purchaser under, any material contract to which the Purchaser is party, except as would not have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated hereby.

(d)    This Agreement has been duly executed and delivered by the Purchaser and, assuming that this Agreement is a valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

Section 3.03    Governmental Consents. No permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority is required to be obtained by the Purchaser in connection with the execution, delivery or performance of this Agreement by the Purchaser or the consummation of the transactions contemplated hereby.

Section 3.04    Litigation. There are no charges, complaints, suits or proceedings pending or, to the Purchaser’s knowledge, threatened against the Purchaser, at law or in equity, before or by any Governmental Authority which would adversely affect the Purchaser’s performance under this Agreement or the consummation of the transactions contemplated hereby.

Section 3.05    Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser for which the Seller (or its Affiliates after the Closing) shall be liable.

Section 3.06    Solvency. Assuming the representations and warranties set forth in Article 2 and Article 4 are true and correct, immediately after giving effect to the transactions contemplated by this Agreement, the Company and its Subsidiaries will be able to pay their debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay their debts (including a reasonable estimate of the amount of all contingent liabilities). Assuming the representations and warranties set forth in Article 2 and Article 4 are true and correct, immediately after giving effect to the transactions contemplated by this Agreement, the Company and its Subsidiaries shall have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company and its Subsidiaries.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser as follows, as of the date of this Agreement, except as set forth in the Disclosure Schedules:

Section 4.01    Organization. The Seller is a limited partnership, duly formed, validly existing and in good standing under the Laws of the British Virgin Islands, with full power and authority to enter into this Agreement and perform its obligations hereunder.

Section 4.02    Authorization; No Breach; Valid and Binding Agreement.

(a)    The execution, delivery and performance of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby have been duly and validly authorized by all requisite action, and no other proceedings on the part of the Seller are necessary to authorize the execution, delivery or performance of this Agreement.

(b)    The execution, delivery and performance of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby do not and will not violate any provisions of the Seller’s Organizational Documents.

(c)    The execution, delivery and performance of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby do not and will not: (i) conflict with, constitute a default under, result in a breach or violation of, or result in the creation of any Lien upon the Company Shares under, the provisions of any material contract to which the Seller is party or (ii) violate or result in a breach of any Law or Permit applicable to the Seller, except as would not have a material adverse effect on the Seller’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(d)    This Agreement has been duly executed and delivered by the Seller and, assuming that this Agreement is a valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of the Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

Section 4.03    Ownership of Company Shares. All of the Company Shares are owned beneficially and of record by the Seller, free and clear of any Liens other than restrictions on transfer imposed thereon by applicable securities Laws. The Company Shares constitute the sole issued and outstanding Equity Interests of the Company. On the Closing Date, the Seller shall transfer to the Purchaser good and marketable title to the Company Shares, free and clear of all Liens and restrictions on transfer, other than any restrictions on transfer imposed thereon by applicable securities Laws.

Section 4.04    Brokerage. Except as set forth on the Brokerage Schedule, there are no claims for, and no Person shall be entitled to, brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Seller or its Affiliates for which the Purchaser, the Company or any of its Subsidiaries shall be liable.

Section 4.05    Litigation. There are no charges, complaints, suits, arbitrations, mediations or other legal proceedings pending or, to the Seller’s knowledge, threatened against the Seller,

at law or in equity, before or by any Governmental Authority which would materially adversely affect the Seller’s performance of its obligations under this Agreement, or the Seller’s ability to consummate the transaction contemplated hereby.

ARTICLE 5

COVENANTS OF THE SELLER

Section 5.01    Non-Solicitation; No-Hire.

(a)    From the Closing Date until the date which is three (3) years from the Closing Date, the Seller shall not, and shall cause its Affiliates not to, cause, solicit, induce or encourage any Covered Employee to leave employment with the Company and its Subsidiaries or hire, employ or otherwise engage any Covered Employee; provided that this Section 5.01 shall not prohibit (i) general solicitations of employment not specifically directed toward the employees of the Company and its Subsidiaries, (ii) solicitations of employment or engagement of any former Covered Employee following the expiration of a six (6) month period after the voluntary resignation or termination of such Covered Employee’s employment with the Company or its Subsidiaries or (iii) hiring, employing or otherwise engaging any person who is solicited under clauses (i) or (ii). “Covered Employees” means each of Neil Jacobs, Bernhard Bohnenberger, Gordon Drake, Guy Heywood, Anna Bjurstam, Celeste How, Jeff Smith, Andrew Best, Omar Romero, Marie Giuge Perry, Elena Black and Aliya Khan.

(b)    The Seller acknowledges that the restrictions contained in this Section 5.01 are reasonable and necessary to protect the legitimate interests of the Purchaser and constitute a material inducement to the Purchaser to consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 5.01 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. The covenants contained in this Section 5.01 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

ARTICLE 6

COVENANTS OF THE PURCHASER

Section 6.01    Access to Books and Records. From and after the Closing, the Purchaser shall, and shall cause the Company and its Subsidiaries to, provide the Seller and its representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to the books and records of the Company and its Subsidiaries with respect to periods or occurrences prior to or on the Closing Date in connection with any matter relating to or arising out of this Agreement or the transactions contemplated hereby or any other reasonable business purpose; provided that (a) such access shall occur in such a manner as the Purchaser reasonably determines to be appropriate to protect the confidentiality of the books and records so requested and accessed, and (b) nothing herein shall require the Purchaser to cause the Company or any Subsidiary of the Company to provide access to, or to disclose any information to, the Seller or any of the Seller’s representatives if such access or disclosure (x) would waive any legal privilege or (y) would be in violation of applicable Laws or regulations of any Governmental Authority (including applicable antitrust and competition Laws) (provided that, in each of the foregoing clauses (x) and (y), the parties shall cooperate with one another in good faith to determine a reasonable alternative means of providing the information or access requested by the Seller). Unless otherwise consented to in writing by the Seller, until the later of (i) the seventh (7th) anniversary of the Closing Date or (ii) the date on which Taxes may no longer be assessed under the applicable statutes of limitation, including any waivers or extensions thereof, the Purchaser shall not, and shall not permit the Company or any of its Subsidiaries to, destroy, alter or otherwise dispose of any of the books and records of the Company or any of its Subsidiaries for any period prior to the Closing Date without first giving reasonable prior notice to the Seller and offering to surrender to the Seller such books and records or any portion thereof which the Purchaser, the Company or any of its Subsidiaries may intend to destroy, alter or dispose of.

Section 6.02    Director and Officer Liability and Indemnification Matters; Seller and Company Release.

(a)     For a period of six (6) years after the Closing, the Purchaser shall not, and shall not permit the Company or any of its Subsidiaries to, amend, repeal or otherwise modify any provision in such entity’s Organizational Documents relating to the exculpation or indemnification of any managers, directors and/or officers from the form of such provisions as of immediately prior to the Closing (unless required by Law), it being the intent of the parties that the managers, directors and officers of the Company and its Subsidiaries shall continue to be entitled to such exculpation and indemnification to the fullest extent permitted by Law.

(b)    In addition to the other rights provided for in this Section 6.02, from and after the Closing, the Company shall, and shall cause its Subsidiaries (each, a “D&O Indemnifying Party”) to, to the fullest extent permitted by applicable Law, (i) indemnify and hold harmless (and release from any liability to the Purchaser, the Company or its Subsidiaries) the current and former managers, directors and officers of the Company and its Subsidiaries (each such individual, a “D&O Indemnitee”) against all D&O Expenses, Losses, claims, damages, judgments or amounts paid in settlement (collectively, “D&O Costs”) in respect of any threatened, pending or completed claim, action, suit or proceeding, whether criminal, civil, administrative or investigative, based on, arising out of, or relating to, the fact that such D&O Indemnitee is or was a manager, director or officer of the Company or any of its Subsidiaries and arising out of acts or omissions occurring at or prior to the Closing (a “D&O Indemnifiable Claim”) (provided, that neither claims arising out of criminal, willful or grossly negligent acts or omissions of D&O Indemnitees nor claims in respect of such acts or omissions brought by the Company or any of its Subsidiaries shall be D&O Indemnifiable Claims), and (ii) advance to such D&O Indemnitees all D&O Expenses incurred in connection with any D&O Indemnifiable Claim (including in circumstances where the D&O Indemnifying Party has assumed the defense of such claim); in each case, as the indemnitor of first resort. Any D&O Indemnifiable Claim shall continue until such D&O Indemnifiable Claim is disposed of or all judgments, orders, decrees or other rulings in connection with such D&O Indemnifiable Claim are fully satisfied. For the purposes of this Section 6.02(b), “D&O Expenses” means attorneys’ fees and all other costs, charges and expenses paid or incurred in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing to defend, be a witness in, or participate in, any D&O Indemnifiable Claim.

(c)    At the Closing, the Seller shall (as its own cost and expense), or shall cause the Company (at the Seller’s cost and expense) to, obtain and fully pay for an irrevocable directors and officers liability “tail” insurance policy naming the D&O Indemnitees as direct beneficiaries with a claims period of at least six years from the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance, in an amount and scope at least as favorable as the Company’s existing policies with respect thereto (the “D&O Tail Policy”). Subject to payment in full by the Seller of the premium for the D&O Tail Policy, the Purchaser shall not, and shall cause the Company not to, cancel or change the D&O Tail Policy in any respect.

(d)    In the event the Purchaser or the Company or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Purchaser, the Company or such Subsidiary, as the case may be, shall assume the obligations set forth in this Section 6.02.

(e)    Each of the D&O Indemnitees is an express and intended third-party beneficiary of this Section 6.02 and shall be entitled to independently enforce the terms hereof as if such D&O Indemnitee was a party to this Agreement.

(f)    Effective as of the Closing, the Seller (for itself and each of its Affiliates) (collectively, the “Seller Related Parties”) forever waives, releases and discharges (and hereby agrees to cause each of its representatives to forever waive, release and discharge), with prejudice, the Company and each of its Subsidiaries from any and all claims, causes of action, protests, suits, disputes, orders, obligations, debts, demands, proceedings, contracts, agreements, promises, liabilities, controversies, costs, expenses, fees (including attorneys’ fees), or damages of any kind, arising by any means (including subrogation, assignment, reimbursement, operation of law or otherwise), whether known or unknown, suspected or unsuspected, accrued or not accrued, foreseen or unforeseen, or mature or unmature, related or with respect to, in connection with, or arising out of, directly or indirectly, any event, fact, condition, circumstance, occurrence, act or omission relating to the Company and its Subsidiaries that was in existence (or that occurred or failed to occur) at or prior to the Closing; provided, however, this Section 6.02(f) shall not be construed as releasing (i) any party from its obligations expressly set forth in this Agreement or in any ancillary agreement or (ii) any right to indemnification in favor of, or limitation of liability of, a D&O Indemnitee pursuant to the Organizational Documents of the Company or any of its Subsidiaries or pursuant to the D&O Tail Policy.

Section 6.03    Insurance Policy. The Purchaser shall not amend or agree to amend Section 7.02 of the Buyer-Side Representations and Warranties Insurance Policy No. US00089365BL19A, issued by Indian Harbor Insurance Company without the prior written consent of the Seller.

Section 6.04    New York Project Holdback Amount Release.

(a)    Within five (5) Business Days of the occurrence of the New York Project Trigger Event, the Purchaser shall pay the New York Project Holdback Amount to the Seller in immediately available funds by wire transfer to an account designated by the Seller in writing; provided, that the Purchaser shall be entitled to retain forever the New York Project Holdback Amount, and the Purchaser shall have no further liability or obligation to the Seller in respect of the New York Project Holdback Amount, upon the occurrence (or failure to occur) of any of the following:

(i)    the New York Hotel fails to open for day to day business pursuant to the terms of the New York Management Agreement by October 1, 2021 (“Outside Date”);

(ii)    the New York Management Agreement is terminated prior to a hotel management agreement non-disturbance agreement being entered into between the lender or syndicate that provides refinancing for the release of the Hotel (as defined in the Operating Agreement of 76 Eleventh Hotel Member LLC, dated May 9, 2017 (the “Operating Agreement”)) component of the Project (as defined in the Operating Agreement) and/or the

Hotel Unit (as defined in the Operating Agreement) (the “Takeout Lender”) and “Operator” (as defined in the New York Management Agreement) in a form acceptable to Operator (which shall require the Takeout Lender to honor the New York Management Agreement and not provide the Takeout Lender with additional rights to terminate the New York Management Agreement) (an “NDA”), for reasons other than Operator’s default thereunder; or

(iii)    an NDA has not been entered into between the Takeout Lender (or any lender providing refinancing of the Takeout Lender) and Operator in a form acceptable to Operator by April 1, 2022.

(b)    If the New York Project Trigger Event has not occurred as of the Survival Period Termination Date, the Purchaser and the Seller shall jointly instruct the Escrow Agent to release to the Purchaser the aggregate amount of funds remaining in the Escrow Account that are not the subject of a pending R&W Claim (the “Additional Amount”) and such Additional Amount shall thereafter become a part of, and be dealt with as an addition to, the New York Project Holdback Amount. If the New York Project Trigger Event has occurred as of the Survival Period Termination Date, the Purchaser and the Seller shall jointly instruct the Escrow Agent to release to the Seller the aggregate amount of funds remaining in the Escrow Account that are not the subject of a pending R&W Claim.

ARTICLE 7

INDEMNIFICATION

Section 7.01    Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties contained in this Agreement or any certificate or instrument delivered in connection with this Agreement and all related claims for indemnification with respect thereto pursuant to this Article 7, shall survive the Closing solely for the purposes of this Article 7 and shall terminate on the date which is twelve (12) months following the Closing Date (the “Survival Period Termination Date”), and no claim for indemnification hereunder for breach of any such representations or warranties may be made following the Survival Period Termination Date. The covenants and agreements contained in this Agreement shall survive the Closing until fully performed in accordance with their terms.

Section 7.02    Indemnification for the Benefit of the Purchaser Indemnified Parties.

(a)    From and after the Closing (but subject to the provisions of this Article 7), the Seller shall indemnify the Purchaser and any of its Affiliates and any of its and their respective officers, directors, managers, employees, agents, representatives, successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) for, and shall hold them harmless against, any Losses incurred by the Purchaser Indemnified Parties to the extent relating to or arising out of or from any breach of any representation or warranty of the Company or the Seller set forth in Article 2 or Article 4 or in any certificate or instrument delivered in connection herewith; provided that, (i) the Purchaser Indemnified Parties shall only be entitled to assert claims against and recover from the Escrow Amount in respect of any such Losses, and (ii) except with respect to the representations and warranties set forth in Section 2.04(a) and the first sentence of Section 2.05 and for the word “material” in the defined term “Material Contracts”, for purposes of this Section 7.02(a), any qualifications as to materiality or “Material Adverse Effect” or other similar materiality qualifications included in such representation or warranty shall be disregarded for purposes of determining whether or not such breach has occurred and for purposes of calculating the amount of any Losses subject to indemnification hereunder.

(b)    From and after the Closing (but subject to the provisions of this Article 7), the Seller shall indemnify the Purchaser Indemnified Parties for, and shall hold them harmless against, any Losses incurred by the Purchaser Indemnified Parties to the extent relating to or arising out of or from any breach of any covenant or agreement of the Seller set forth herein or in any certificate or instrument delivered in connection herewith.

(c)    Except for a claim for indemnification pursuant to Section 7.02(a) (a “R&W Claim”) in respect of a breach of a Fundamental Representation (a “Fundamental R&W Claim”) or a R&W Claim in respect of the representations and warranties set forth in Section 2.08, (a “Tax R&W Claim”), no R&W Claim may be asserted by a Purchaser Indemnified Party against the Escrow Account unless and until the aggregate amount of Losses that would otherwise be payable hereunder from the Escrow Account exceeds on a cumulative basis an amount equal to $1,500,000 (the “Deductible”), and then only in the amount by which such Losses exceed the Deductible; provided, that no individual R&W Claim or series of related R&W Claims (other than Fundamental R&W Claims and Tax R&W Claims) may be asserted by a Purchaser Indemnified Party against the Escrow Account unless and until the aggregate amount of Losses that would be payable pursuant to such individual R&W Claim or series of related R&W Claims exceeds an amount equal to $25,000 (the “Mini-Basket”) (it being agreed and understood that any such R&W Claim for amounts less than the Mini-Basket shall also be disregarded in determining whether the Deductible has been met); provided, further, that the Purchaser Indemnified Parties shall not be entitled to assert R&W Claims against, or recover Losses from, the Escrow Account in an aggregate amount in excess of $1,500,000. The Purchaser Indemnified Parties shall not be entitled to assert claims for indemnification against, or recover Losses from, the Seller pursuant to Section 7.02(b) in an aggregate amount in excess of the proceeds actually received by the Seller hereunder.

(d)    Except in the case of Fraud, recovery against the Escrow Account for claims under Section 7.02(a), and against the Seller for claims under Section 7.02(b), constitutes the Purchaser Indemnified Parties’ sole and exclusive monetary recourse and remedy against the Seller or any other Person for any and all Losses or other claims relating to or arising from this Agreement or the transactions contemplated hereby or any Exhibit, Disclosure Schedule or certificate or instrument delivered in connection herewith.

(e)    Notwithstanding anything to the contrary contained in this Agreement, no Purchaser Indemnified Party shall have any right to indemnification under Section 7.02(a) with respect to any Loss or alleged Loss to the extent such matter was reflected as a liability or reserve on the Latest Balance Sheet. Without limiting the generality of the foregoing, indemnification for Tax R&W Claims shall be limited to Losses incurred with respect to Pre-Closing Tax Periods and, for the avoidance of doubt, there shall be no recovery for Taxes (or Losses related to Taxes) that are attributable to any transactions outside the ordinary course of business occurring on the Closing Date but after the Closing (excluding, for the avoidance of doubt, transactions that are expressly contemplated by the Agreement) or to Taxes resulting from any debt or equity financing of the Purchase Price or the Purchaser’s payment obligations under this Agreement.

(f)    Without limiting the Purchaser’s rights pursuant to Section 10.17, the Purchaser Indemnified Parties may not avoid the limitations on liability set forth in this Article 7 by seeking damages for breach of contract or tort or pursuant to any other theory of liability, and the Purchaser hereby waives (on behalf of itself and the other Purchaser Indemnified Parties), from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action that the Purchaser Indemnified Parties may have against any Seller Indemnified Party relating (directly or indirectly) to the subject matter of this Agreement arising under or based upon any Law or otherwise (other than the rights to indemnification set forth in this Article 7). THE PURCHASER (ON BEHALF OF ITSELF AND THE OTHER PURCHASER INDEMNIFIED PARTIES) EXPRESSLY WAIVES ALL RIGHTS AFFORDED

BY ANY STATUTE WHICH LIMITS THE EFFECT OF A RELEASE WITH RESPECT TO UNKNOWN CLAIMS. THE PURCHASER UNDERSTANDS THE SIGNIFICANCE OF THIS RELEASE OF UNKNOWN CLAIMS AND WAIVER OF STATUTORY PROTECTION AGAINST A RELEASE OF UNKNOWN CLAIMS. THE PURCHASER (ON BEHALF OF ITSELF AND THE OTHER PURCHASER INDEMNIFIED PARTIES) ACKNOWLEDGES AND AGREES THAT THIS WAIVER IS AN ESSENTIAL AND MATERIAL TERM OF THIS AGREEMENT. IN NO EVENT SHALL THE FOREGOING ACKNOWLEDGEMENTS OR WAIVERS BY THE PURCHASER BE DEEMED TO EXCLUDE LIABILITY FOR FRAUD (AS DEFINED HEREIN) COMMITTED BY THE SELLER OR THE COMPANY.

(g)    All payments made from the Escrow Account shall be treated by the parties as an adjustment to the Purchase Price under Article 1. Each of the parties hereto shall file all Tax Returns and take all other actions in a manner consistent with the foregoing, unless otherwise required by a final determination of a taxing authority to the contrary.

Section 7.03    Indemnification by the Purchaser for the Benefit of the Seller Indemnified Parties. From and after the Closing (but subject to the provisions of this Article 7), the Purchaser shall indemnify the Seller and each of its respective Affiliates and their respective officers, directors, partners, members, shareholders, managers, employees, agents, representatives, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) and hold them harmless against any Losses incurred by the Seller Indemnified Parties to the extent arising from: (a) any breach of any representation, warranty, covenant or agreement by the Purchaser set forth herein or in any certificate or instrument delivered in connection herewith and (b) any breach of any covenant or agreement by the Company or the Purchaser set forth herein or in any certificate or instrument delivered in connection herewith. Any indemnification payment by the Purchaser to the Seller Indemnified Parties pursuant to this Section 7.03 shall be effected by wire transfer of immediately available funds to an account or accounts designated by the Seller within fifteen (15) days after the determination thereof. Following the Closing, recovery against the Purchaser pursuant to this Section 7.03 constitutes the Seller Indemnified Parties’ sole and exclusive monetary remedy for any and all Losses in respect of claims arising from the breaches described in clauses (a) and (b) of this Section 7.03.

Section 7.04    Mitigation. To the extent required by applicable Laws, the parties shall use commercially reasonable efforts within their control to mitigate any Losses or potential Losses; provided that the failure of any party to so mitigate shall only reduce the rights of such party to recover for Loss under this Article 7 to the extent of the Losses that would have been avoided by such mitigation.

Section 7.05    Defense of Claims. Any Person making a claim for indemnification under Section 7.02 or Section 7.03 (an “Indemnitee”) shall notify the indemnifying party (or, if the Indemnitee is a Purchaser Indemnified Party, the Seller) (such indemnifying party or the Seller, as applicable, an “Indemnitor”) of the claim in writing as promptly as reasonably practicable after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party) or becoming aware of the facts giving rise to such claim (if not by a third party), describing the claim, the amount thereof (to the extent known and quantifiable) and the basis thereof; provided, however, that failure to give such notification as promptly as reasonably practicable shall not affect the indemnification provided hereunder except to the extent the Indemnitor shall have been prejudiced as a result of such failure. Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense and, at its option, shall be entitled to assume the defense thereof by appointing a nationally recognized counsel of its choosing to be the lead counsel in connection with such defense; provided that the Seller (as Indemnitor) shall be entitled to assume such defense pursuant to this Section 7.05 only in the event that the amount then in the Escrow Account exceeds 50% of the Losses claimed in such action, lawsuit, proceeding, investigation or other claim at the time such action, lawsuit, proceeding, investigation or other claim arises; provided, further, that any Indemnitor shall continue to be entitled to assert any limitation on any claims contained herein; provided, further, that the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose (it being understood that the fees and expenses of such separate counsel shall be borne by the Indemnitee (except where a conflict of interest, or differing defenses, between the Indemnitor and the Indemnitee exist (in the reasonable opinion of the Indemnitee’s counsel), in which case, the reasonable fees and expenses of such separate counsel shall be borne by the Indemnitor)). If the Indemnitor shall control the defense of any such claim then the Indemnitor shall be entitled to settle such claim; provided that the Indemnitor shall obtain the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, (i) injunctive or other equitable relief will be imposed against the Indemnitee, (ii) such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such claim, (iii) such settlement would involve any finding or admission of any violation of applicable Law or admission of any wrongdoing or (iv) such settlement would involve the payment of money damages that exceed 100% of the amount of Losses for which indemnification is available hereunder. In all cases, the Indemnitee shall provide its reasonable cooperation with the Indemnitor in defense of claims or litigation, including by making employees, information and documentation reasonably available. If the Indemnitor shall not assume the defense of any such action, lawsuit, proceeding, investigation or other claim, the Indemnitee may defend against such matter; provided that the Indemnitee may not settle any such matter without the written consent of the Indemnitor (which consent shall not be unreasonably withheld, conditioned or delayed). The Seller shall be deemed the Indemnitor as such term is used herein in the case of any claim with respect to which a Purchaser Indemnified Party is seeking indemnification under Section 7.02, and the Purchaser shall be the only Person entitled to assert (and shall act on behalf of all Indemnitees in the case of) any claim with respect to which a Purchaser Indemnified Party is seeking indemnification under Section 7.02.

Section 7.06    Determination of Loss Amount. The amount of any Loss subject to indemnification under Section 7.02 or Section 7.03 shall be calculated net of (i) any insurance proceeds or any cash indemnity, contribution or other similar payment recovered by an Indemnitee from any third party with respect thereto and (ii) any cash Tax Benefit that is actually realized by an Indemnitee on account of such Loss prior to the time the applicable indemnity payment is made. A “Tax Benefit” for any Indemnitee means (x) any actual cash refund of Taxes paid or (y) the amount by which such Indemnitee’s cumulative liability for Taxes through a taxable period (and for purposes of this Section 7.06, taking into account as the Indemnitee’s liability the cumulative liability for Taxes through the end of such period of any consolidated, combined or other similar group of which the Indemnitee is a member), calculated by excluding the relevant amount of credit, deduction, or Loss, would exceed such Indemnitee’s actual liability for Taxes through such period, calculated by taking into account the relevant amount of credit, deduction, or Loss, in each case computed at the highest marginal Tax rates applicable to the recipient of such benefit; provided, however, that in the case of a Purchaser Indemnified Party, the relevant Tax Benefit, if any, shall be determined at the level of the Purchaser and shall take into account the reduction in the Purchaser’s ability to claim a credit for any foreign taxes paid or accrued by the Company and its Subsidiaries (treating any such reduction as a cash tax payment) and any reduction in the “adjusted grossed up basis” (within the meaning of Section 1.338-5(a) of the Treasury Regulations) in the assets of Company and its Subsidiaries as a consequence of any deemed adjustment to the Purchase Price arising in connection with the Loss and the indemnification therefore (25% of which reduction shall be deemed to be a Tax paid by the Purchaser as of the end of the taxable period for which the determination of Tax Benefit is being made). In the event that an insurance or other recovery from a third party is received by any Indemnitee with respect to any Loss for which such Indemnitee has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall promptly, but in no event later than thirty (30) days after receipt thereof, be paid to the Indemnitor (or, if the Indemnitee is a Purchaser Indemnified Party, to the Seller). In no event shall the Purchaser Indemnified Parties be entitled to recover or make a claim for punitive or exemplary damages unless actually paid to a third party.

Section 7.07    Acknowledgment of the Purchaser.

(a)    Subject to clause (b) below, the Purchaser acknowledges that in making its determination to proceed with the transactions contemplated by this Agreement it has conducted to its satisfaction an independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company and its Subsidiaries, and the Purchaser has relied on the results of its own independent investigation and the representations and warranties of the Company and the Seller expressly and specifically set forth in Article 2 and Article 4, as qualified by the Disclosure Schedules, and expressly disclaims any reliance on any other information or the absence thereof in entering into this Agreement. Such representations and warranties constitute the sole and exclusive representations and warranties of or regarding the Seller and the Company and its Subsidiaries, to the Purchaser in connection with the transactions contemplated hereby, and the Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, assets or liabilities of the Company, or the quality, quantity or condition of the Company’s and its Subsidiaries’ assets) are specifically disclaimed by the Seller and the Company. Neither the Seller nor the Company makes or provides, and the Purchaser hereby waives, any warranty or representation, express or implied, as to the quality, merchantability, as for a particular purpose, or condition of the Company’s and its Subsidiaries’ assets or any part thereto. In connection with the Purchaser’s investigation of the Company and its Subsidiaries, the Purchaser has received certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries and certain business plan information. The Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Purchaser is familiar with such uncertainties and that the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, the Purchaser hereby acknowledges that none of the Seller, the Company or any of their respective direct or indirect Affiliates or representatives (or any of their directors, officers, employees, members, shareholders, managers, partners or agents) is making any representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. The Purchaser further agrees that none of the Seller, the Company or any of their respective direct or indirect Affiliates or representatives (or any of their directors, officers, employees, members, shareholders, managers, partners or agents) will have or be subject to any liability to the Purchaser or any other Person resulting from the distribution to the Purchaser, or the Purchaser’s use of, any such information, or any information, document or material made available to the Purchaser or its Affiliates or their respective, counsel, accountants, consultants, advisors, agents or other representatives in “data rooms” and online “data sites,” in management interviews or in any other form in expectation or anticipation of the transactions contemplated by this Agreement. The Purchaser hereby acknowledges and agrees that, except to the extent specifically set forth in Article 2 and Article 4, the Purchaser is acquiring the Company Shares on an “as is, where is” basis.

(b)    Notwithstanding the foregoing, in no event shall the acknowledgments in Section 7.07(a) by the Purchaser be deemed to exclude liability for Fraud committed by the Seller or the Company.

ARTICLE 8

ADDITIONAL COVENANTS

Section 8.01    Tax Matters. The provisions of this Section 8.01 shall govern the allocation of responsibility as between the Purchaser and the Company and its Subsidiaries, on the one hand, and the Seller, on the other hand, for certain Tax matters following the Closing:

(a)    Responsibility for Filing Tax Returns. The Company shall prepare and file or cause to be prepared and filed, all Tax Returns of the Company and its Subsidiaries for all Pre-Closing Tax Periods, the due date of which is after the Closing Date (in each case, to the extent not already filed prior thereto) at the sole expense of the Company. All such Tax Returns shall be prepared in a manner that is consistent with the past custom and practice of the Company and its Subsidiaries except as may be required by applicable Tax Law. At least thirty (30) days prior to the date on which each such Tax Return for a Pre-Closing Tax Period is due, the Purchaser shall submit such Tax Return (and all relevant work papers and other items required to understand such Tax Return or other items as reasonably requested by the Seller) to the Seller for the Seller’s review, comment and consent, and the Purchaser shall make changes to such Tax Returns as are reasonably requested by the Seller prior to filing and shall not file such Tax Returns without the Seller’s consent (not to be unreasonably withheld, conditioned or delayed).

(b)    Books and Records; Cooperation. Each of the Purchaser and the Seller shall (i) provide the other party with such assistance as may be reasonably requested in connection with the preparation, review of, filing or execution of any Tax Return (including, as necessary, executing and filing the Tax Returns described in Section 8.01(a)) or any audit or other examination by any taxing authority or judicial or administrative proceeding relating to Taxes with respect to the Company and its Subsidiaries, or as a result of ownership of the Company and its Subsidiaries, and including by executing any powers of attorneys or similar authorizations reasonably necessary to carry out the purposes of this Section 8.01, and (ii) retain, and provide the other party with reasonable access to, all records or information that may be relevant to such Tax Return, audit, examination or proceeding and make employees available on a mutually convenient basis to provide additional information and explanation of any material provided. The Purchaser shall, and shall cause the Company and its Subsidiaries to, retain all books and records with respect to Tax matters relating to any Pre-Closing Tax Period until the expiration of the applicable statute of limitations (including any extensions thereof) for the respective taxable periods.

(c)    Transfer Taxes. Each of the Seller and the Purchaser will pay fifty percent (50%) of any gross receipts, transfer, documentary, registration, gains, real property transfer, sales, use, excise, stamp, conveyance Taxes or other similar Taxes imposed on the Company or its Subsidiaries or the Seller as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), and any penalties, interest or additions to Tax with respect to such Transfer Taxes. Notwithstanding the foregoing, no Tax imposed on the Company, its Subsidiaries, the Seller or the Purchaser that is imposed on income, profit or gain of the Seller arising as a result of the transactions contemplated by this Agreement shall be considered a Transfer Tax and all such Tax imposed on the income, profit or gain of the Seller shall be for the Seller’s sole account. Each party hereto shall use its commercially reasonable efforts to minimize the amount of such Transfer Taxes and to cooperate in the preparation, execution and filing of all Tax Returns and other documents required in connection with such Transfer Taxes. The Seller agrees to cooperate with the Purchaser in the filing of any Tax Returns with respect to the Transfer Taxes, including promptly supplying any information in the Seller’s possession that is reasonably necessary to complete such Tax Returns.

(d)    Intermediary Transaction Tax Shelter. The Purchaser shall not take any action with respect to the Company or its Subsidiaries that would cause the transactions contemplated by this Agreement to constitute part of a transaction that is the same as, or substantially similar to, the “Intermediary Transaction Tax Shelter” described in Internal Revenue Service Notices 2001-16 and 2008-111.

(e)    Amendments, Elections, and Actions with respect to Pre-Closing Tax Periods. Without the prior written consent of the Seller, which consent shall not be unreasonably withheld (provided that, for the avoidance of doubt, it shall be reasonable for the Seller to withhold such consent if the applicable action reasonably would increase the Seller’s (or any of its direct or indirect beneficial owners’) Tax liabilities under this Agreement), the Purchaser shall not, and shall not permit the Company or any of its Subsidiaries to, (A) amend any Tax Return of the Company or any of its Subsidiaries relating to a Pre-Closing Tax Period or Straddle Period, (B) agree to waive or extend the statute of limitations relating to any Taxes of the Company or any of its Subsidiaries for any Pre-Closing Tax Period, (C) make or change any election with respect to, or that has retroactive effect to, any Pre-Closing Tax Period of the Company or any of its Subsidiaries (except, for the avoidance of doubt, the Section 338(g) Elections or any other Tax election expressly contemplated to be made pursuant to this Agreement), (D) enter into any voluntary disclosure program or otherwise voluntarily approach any taxing authority with respect to any Pre-Closing Tax Period of the Company or any of its Subsidiaries or Taxes of the Company or any of its Subsidiaries attributable to a Pre-Closing Tax Period, or (E) file any ruling or request with any taxing authority that relates to Taxes or Tax Returns of the Company or its Subsidiaries for a Pre-Closing Tax Period.

(f)    Section 338 Election. The Purchaser shall have the right, exercisable in its sole and absolute discretion, to make an election under Section 338(g) of the Code (or any similar provision under state, local, or non-U.S. Law) with respect to the Company and each of its Subsidiaries and Company JVs (in the case of Company JVs, to the extent they are “target affiliates” within the meaning of Section 338(h)(6) of the Code), in each case other than with respect to Sustainable Luxury USA Limited (the “Section 338(g) Elections”).

(g)    Straddle Period Allocation. To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes attributable to a Straddle Period, the amount of any Taxes based on or measured by income, sales, payroll or receipts of the Company and its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, (x) the taxable period of any partnership or other pass-through entity in which the Company or its Subsidiaries hold a beneficial interest shall be deemed to terminate at such time and (y) the Transaction Tax Deductions shall, for the avoidance of doubt, be allocated to the Pre-Closing Tax Period to the extent consistent with applicable Law), and the amount of other Taxes of the Company and its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Taxes for the Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period; provided, however, that for purposes of such allocation, transactions occurring or actions taken on the Closing Date but after the Closing by the Purchaser or by, or with respect to, the Company or its Subsidiaries that are outside the ordinary course of business and not expressly contemplated by this Agreement shall be treated as occurring after the Closing Date.

(h)    Tax Refunds. The Seller shall be entitled to (i) any Tax refunds that are received by the Purchaser or the Company or its Subsidiaries, plus any interests received with respect to such refunds, and (ii) any amounts credited against Tax for a taxable period ending after the Closing Date to which the Company and its Subsidiaries become entitled in a Tax period ending after the Closing Date, in each case, that relate to a Pre-Closing Tax Period (except to the extent any such refund or credit arises as a result of a carryback of any deduction, loss or credit from a taxable period ending after the Closing Date). The Purchaser shall pay over to the Seller any such refund within five (5) days after receipt of such refund or within five (5) days of filing of the Tax Return reflecting such credit. The Purchaser shall request a refund

(rather than a credit against future Taxes) with respect to all Pre-Closing Tax Periods and use its reasonable best efforts to obtain and expedite the receipt of any refund or credit to which the Seller is entitled under this Section 8.01(h). Notwithstanding anything in the foregoing to the contrary, any obligation of the Purchaser to pay any Tax refund or credit to the Seller under this Section 8.01(h) shall be reduced, without duplication, by the amount, if any, Taxes of the Company or its Subsidiaries attributable to the Pre-Closing Tax Period that are actually paid by the Purchaser, the Company or its Subsidiaries after the Closing Date (other than any such Taxes that were specifically included as a liability in Final NWC or Final Indebtedness or accrued for on the Latest Balance Sheet).

(i)    Tax Contests.

(i)    The Purchaser shall promptly (and in any event within ten (10) days) forward to the Seller all written notifications and other communications from any taxing authority relating to any Tax liability or the amount or availability of any Tax asset of the Company or any of its Subsidiaries with respect to a Pre-Closing Tax Period.

(ii)    The Seller shall have the right to control any audit or examination by any taxing authority or any other judicial or administrative proceeding with respect to Taxes, initiate any claim for refund of Taxes, amend any Tax Return, and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of the Company or any of its Subsidiaries or otherwise enforce the provisions set forth in this Section 8.01 (each, a “Tax Matter”) for any Pre-Closing Tax Period; provided, however, that the Seller shall provide to the Purchaser (at the Purchaser’s expense) reasonable participation rights with respect to so much of any such Tax Matter that is reasonably likely to affect the Tax liability of the Purchaser or the Company or any of its Subsidiaries for any taxable period beginning after the Closing Date. The Seller shall not enter into any settlement of, or otherwise compromise, any such Tax Matter that would affect the liability of the Purchaser or the Company or any of its Subsidiaries for any Taxes, as to which the Seller would not be liable hereunder or as a matter of applicable Law, without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned.

(iii)    If, after receiving written notice of a Tax Matter, the Seller declines to exercise its control rights pursuant to Section 8.01(i)(ii) with respect to such Tax Matter, the Purchaser shall control the conduct of such Tax Matter; provided, that Purchaser shall (w) keep the Seller apprised of the status of such Tax Matter, including by giving the Seller advance notice of, and opportunity to attend, any in-person or telephonic meetings, (x) provide copies of any written correspondence or other submissions received from a taxing authority with respect to such Tax Matter, (y) provide copies of any written correspondence to be provided to any taxing authority in connection with such Tax Matter to the Seller for the Seller’s review and comment, with all reasonable comments of the Seller to be reflected in such correspondence or submission, and (z) not enter into any settlement of, or otherwise compromise, any such Tax Matter, without the prior written consent of the Seller, which consent shall not be unreasonably withheld, delayed or conditioned.

(iv)    In the event of any conflict between Article 7 hereof and this Section 8.01(i), this Section 8.01(i) shall control.

Section 8.02    Confidentiality. The Confidentiality Agreement, dated August 25, 2017, by and between the Purchaser and the Company (the “Confidentiality Agreement”) shall terminate upon the Closing. From and after the Closing for a period of five (5) years, the Seller shall not, and shall cause its Affiliates not to, disclose any non-public information concerning the Company, the Subsidiaries of the Company, the Company JVs or the business of the Company, the Subsidiaries of the Company and the Company JVs, including, for the avoidance of doubt, the Management Agreements and any financial information of the Company, its Subsidiaries or the Company JVs; provided, however, that no such Person shall be prevented from making disclosures required by applicable Law (including in any Tax return) or in accordance with ordinary course reporting to such Person’s limited partners and legal, accounting, tax and other advisors. The obligations of confidentiality in this Section 8.02 shall not apply to information that was or is obtained on a non-confidential basis from other sources not bound by an obligation to the Company, its Subsidiaries or a Company JV, that was or is or becomes generally available to the public, that ceases to be a trade secret, that is developed without reference to such non-public information concerning the Company, its Subsidiaries or the Company JVs or that is required to be disclosed to a Governmental Authority, including pursuant to applicable Law or by a Governmental Authority; provided that in the event that the disclosure of such non-public information is so required by any applicable Law or Governmental Authority (other than in any Tax return), the Seller will use commercially reasonable efforts to provide the Purchaser with prompt notice if permitted to do so by applicable Law or Governmental Authority so that the Purchaser may (at its own expense) seek an appropriate protective order or similar relief and the Seller shall, upon request, and if permitted to do so by applicable Law or by such applicable Governmental Authority, use reasonable best efforts to assist the Purchaser in obtaining such a protective order or relief. Disclosure of any non-public information pursuant to any such order or requirement of applicable Law or Governmental Authority shall not in and of itself be deemed to render such non-public information public.

Section 8.03    Further Assurances. From time to time, as and when requested by any party hereto and at such party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

Section 8.04    Provisions Respecting Legal Representation.

(a)    Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that Kirkland & Ellis LLP has served as counsel to the Seller, the Company and its Subsidiaries in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Kirkland & Ellis LLP (or any successor) may serve as counsel to the Seller or any director, member, partner, officer, employee or Affiliate of the Seller, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement, notwithstanding such prior representation of the Company, and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to and waive any conflict of interest arising from such representation. The Purchaser further agrees, on its own behalf and on behalf of its Affiliates, including the Company and its Subsidiaries following the Closing, that in the event the Seller assumes the defense of a third party claim brought against the Company in accordance with Article 7 herein, notwithstanding that Kirkland & Ellis LLP may be representing the Company or such Subsidiary in connection with such third party claim, the Purchaser waives any claim of conflict of interest with respect to Kirkland & Ellis LLP’s representation of the Seller in connection with any dispute between the Purchaser and Seller, including in connection with disputes under this Agreement, other than any dispute related to the third party claim itself. Each of the parties to this Agreement hereby irrevocably acknowledges and agrees that all communications prior to the Closing between the Company and its Subsidiaries and the Seller, on the one hand, and their external legal counsel, including Kirkland & Ellis LLP, on the other hand, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications between the Company and its Subsidiaries and Seller and such counsel (collectively, the “Seller Privileged Communications”) and are property of the Seller, and from and after the Closing, neither the Purchaser, nor the Company nor any of its Subsidiaries nor any Person purporting to act on behalf of or through the Purchaser, the Company or any of its Subsidiaries, will seek to obtain such communications, whether by seeking a waiver of the attorney-client privilege or through any other means. As to any such Privileged Communications prior to the Closing Date, the Purchaser and the Company and its Subsidiaries, together with any of their respective Affiliates, successors or assigns, further agree that no such party may use or rely on any of the Privileged Communications in any action against or involving any of the parties hereto after the Closing.

(b)    Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that Freshfields Bruckhaus Deringer US LLP has served as counsel to the Purchaser in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Freshfields Bruckhaus Deringer US LLP (or any successor) may serve as counsel to the Purchaser, the Company and its Subsidiaries in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement, notwithstanding such prior representation of the Purchaser, and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to and waive any conflict of interest arising from such representation. The Seller further agrees, on its own behalf and on behalf of its Affiliates, that in the event the Purchaser assumes the defense of a third party claim brought against the Company or any of its Subsidiaries in accordance with Article 7 herein, notwithstanding that Freshfields Bruckhaus Deringer US LLP may be representing the Company or such Subsidiary in connection with such third party claim, the Seller waives any claim of conflict of interest with respect to Freshfields Bruckhaus Deringer US LLP’s representation of the Purchaser in connection with any dispute between the Purchaser and Seller, including in connection with disputes under this Agreement, other than any dispute related to the third party claim itself. Each of the parties to this Agreement hereby irrevocably acknowledges and agrees that all communications prior to the Closing between the Purchaser and its external legal counsel, including Freshfields Bruckhaus Deringer US LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications between the Purchaser and such counsel (collectively, the “Purchaser Privileged Communications”) and are property of the Purchaser, and from and after the Closing, neither the Seller nor any of its Affiliates nor any Person purporting to act on behalf of or through the Seller or any of its Affiliates will seek to obtain such communications, whether by seeking a waiver of the attorney-client privilege or through any other means. As to any such Purchaser Privileged Communications prior to the Closing Date, the Seller and its Affiliates, successors or assigns further agree that no such party may use or rely on any of the Purchaser Privileged Communications in any action against or involving any of the parties hereto after the Closing.

Section 8.05    Press Releases and Communications. The parties hereto will, and will cause each of their Affiliates to, and will direct each of their respective representatives to, maintain the confidentiality of this Agreement and will not issue, or cause the publication of, any public release or announcement concerning the transactions contemplated by this Agreement without the prior written consent of both the Purchaser and the Seller (such consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, (a) the foregoing shall not restrict or prohibit any of the parties hereto from making any release or announcement required by applicable Law or the rules or regulations of any securities exchange (in which case, to the extent practicable, the party hereto required to make the release or announcement shall allow the other party hereto reasonable time to comment on or seek a protective order with respect to such release or announcement in advance of such issuance) and (b) any party or any Affiliate of any party that is an investment fund may disclose this Agreement and/or the existence or terms of the transactions contemplated hereby to its Affiliates or to any current or potential investor in such investment fund, who, in each case, are under an obligation to keep this Agreement and such terms confidential, in connection with fundraising, marketing, informational or reporting activities or otherwise in the ordinary course of such investment fund’s business. Each party hereto shall be responsible for any breach of this Section 8.05 by its Affiliates or representatives.

ARTICLE 9

DEFINITIONS

Section 9.01    Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. Law relating to income taxes).

“Anti-Corruption Laws” means, collectively, (i) the US Foreign Corrupt Practices Act, the UK Bribery Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 and Title III of the USA PATRIOT Act of 2001, in each case as amended, (ii) any other applicable Law of any jurisdiction that relates to bribery or corruption and (iii) the rules and regulations issued or promulgated thereunder.

“Anti-Money Laundering Laws” means, collectively, (i) the USA PATRIOT Act of 2001, (ii) the U.S. Money Laundering Control Act of 1986, (iii) any other applicable Law of any jurisdiction relating to money laundering, terrorist financing or transactions involving the proceeds of illegal activities and (iv) any rules and regulations issues or promulgated thereunder.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in any of the State of New York, the State of Georgia, London, England or the British Virgin Islands are authorized or obligated to close.

“Cash” means all cash, cash equivalents and marketable securities held by the Company and its Subsidiaries, determined in accordance with IFRS. For avoidance of doubt, Cash shall (i) be calculated net of issued but uncleared checks and drafts and (ii) include checks and drafts deposited for the account of the Company and its Subsidiaries but not yet reflected as available proceeds in their accounts.

“Chengdu Receivable” means the outstanding receivable in the amount of $1,935,712 million owed to the Company and its Subsidiaries with respect to Six Senses Qing Cheng Mountain located at Qing Cheng Mountain, Sichuan Province, China.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Fundamental Representations” means the representations and warranties contained in Section 2.01, Section 2.02, Section 2.03(a), Section 2.03(b), Section 2.03(d) and Section 2.20.

“Company JVs” means any Person (other than a Subsidiary of the Company) in whom the Company or one of its Subsidiaries owns an Equity Interest of less than a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof, including the Fiji JV and the Samui JV.

“Company Software” means the following, to the extent owned by Company or one of its Subsidiaries: any computer software programs (whether in source code, object code, html code, executable code or other forms), including software compilations, software tool sets, compilers, higher level or “proprietary” languages, algorithms, software systems (including purchased and in-house developed software), other information technology, and all versions, updates, corrections, enhancements, and modifications thereto, and all related programming and user documentation, developer notes, comments, training materials and annotations thereto, all whether in source code, object code or human readable form, or any translation or modification thereof that substantially preserves its original identity.

“Copyrights” means rights in: (a) all works of authorship and other copyrightable subject matter, whether registered or unregistered, and whether or not published, and all translations, adaptations, compilations, combinations and derivative works thereof (including the exclusive right to use, make recordings of, reproduce, modify, adapt, edit, enhance, maintain, support, market, sell, rent, sell for rental, sublicense, distribute copies of, publicly and privately, display and publicly and privately perform, exploit and exhibit the copyrighted work and to prepare derivative works); (b) copyright applications and registrations including extensions and renewals thereof; and (c) foreign counterparts of any of the foregoing anywhere in the world, and all rights therein and thereto.

“Economic Sanctions Laws” means any economic or financial sanctions administered by OFAC, the United States Department of State, any other agency of the United States government, the government of the United Kingdom, the United Nations, the European Union or any member state thereof, or any other national economic sanctions authority.

“Employee Shareholders” means each of Jantana Supakom, Thanasita Thonglua, Chotiseth Padhamanand and Bernhard Bohnenberger.

“Environmental Requirements” means all applicable Laws concerning pollution or protection of the environment and/or protection of the health and safety of natural persons from exposures to Hazardous Materials in the environment.

“Equity Interests” means with respect to a Person (including, for the avoidance of doubt, the Company JVs), all of the shares, interests, participations or other equivalents (however designated) of or in such Person, whether voting or nonvoting, including capital stock, partnership interests, membership interests, joint venture interests or other equity interests, and any option or warrant with respect thereto and any other right to acquire such interest and any securities or other rights convertible into, or exercisable or exchangeable for, such interests.

“Estimated NWC Excess” means the amount by which Estimated NWC is greater than NWC Target.

“Estimated NWC Shortfall” means the amount by which Estimated NWC is less than NWC Target.

“Fiji JV” means Island Grace (Fiji) Limited trading as Six Senses Fiji, a New Zealand company registered in Fiji as a branch, as trustee of the assets and properties of a joint venture the interests of which the Company owns a proportional share of 7.25%.

“Fraud” means knowing and intentional common law fraud by a party to this Agreement with respect to the representations and warranties of such party set forth in this Agreement.

“Fundamental Representations” means the Company Fundamental Representations, the Purchaser Fundamental Representations and the Seller Fundamental Representations.

“Governmental Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitral tribunal or any other public authority, whether foreign, federal, state or local.

“Hazardous Materials” means any toxic, infectious, carcinogenic, radioactive, ignitable, corrosive, reactive or caustic substances, materials or chemicals (whether solids, liquids or gases) subject to regulation under any Environmental Requirement due to their deleterious characteristic(s), including petroleum.

“Hotel” means any hotel, resort, spa, gym, health club, restaurant, café, bar, lounge, spa, wellness center, pool, boutique, retail outlet, serviced apartment or other hospitality business, project or development.

“IFRS” means international financial reporting standards as in effect from time to time, consistently applied throughout the periods presented.

“Indebtedness” means, as of any particular time, the unpaid principal amount of, and accrued interest and prepayment penalties on, (i) all indebtedness for borrowed money of the Company and its Subsidiaries, (ii) any indebtedness of the Company and its Subsidiaries evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness for the deferred purchase price of property or services or earn-out or similar payment with respect to which the Company and its Subsidiaries are liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business), (iv) any indebtedness guaranteed in any manner by the Company and its Subsidiaries, (v) all obligations of the Company and its Subsidiaries under leases that have been recorded by the Company as capital leases, (vi) liabilities arising out of any hedging, swap or similar arrangements, (vii) any indebtedness in respect of any and all unfunded defined benefit pension obligations, including, without limitation, any such non-U.S. post-retirement items that are classified as such in the Financial Statements, (viii) capital contributions due and owing from the Company or any of its Subsidiaries to any hotel project or any joint venture; (ix) the severance obligations identified on Schedule 1.05(a); (x) the unpaid Taxes of the Company and its Subsidiaries for the taxable period, or portion thereof, ending on the Closing Date and the immediately preceding taxable period (which such amount shall (A) not be an amount less than zero, (B) include any Tax gross-up payment in respect of compensation paid or payable to any Covered Employee (except to the extent such gross-up obligation has been taken into account as a liability in determining NWC), (C) exclude any liabilities in respect of deferred Taxes established to reflect timing differences between book and Tax, (D) be computed in accordance with the past practice of the Company and its Subsidiaries in preparing their Tax Returns which, for the avoidance of doubt, means that Taxes shall only be included for jurisdictions in which the Company or its Subsidiaries have previously filed Tax Returns and paid Taxes or jurisdictions in which the Company or its Subsidiaries first started doing business in the taxable period ending on the Closing and (E) be reduced to take into account the (1) Transaction Tax Deductions (as provided in Section 8.01(g)) and (2) any pre-payments or overpayments of any income Taxes, including any previous estimated Tax payments) and (xi) any indebtedness owing to the

Seller of any of its Affiliates (other than the Company and its Subsidiaries); provided that, notwithstanding the foregoing, “Indebtedness” shall not include any obligations or liabilities of the Company and its Subsidiaries relating to or arising from the matters set forth on the Excluded Indebtedness Schedule.

“Intellectual Property” means all of the following intellectual property rights in any jurisdiction throughout the world, whether registered or unregistered, as applicable, and to the extent protectable under applicable Law: (i) Patents; (ii) Trademarks; (iii) Copyrights; (iv) Social Media Accounts; (v) mask works and industrial designs; (vi) Trade Secrets & Proprietary Data; and (vii) Computer Software.

“Law” means any law, rule, regulation, judgment, injunction, order, decree or other binding action or requirement of a Governmental Authority.

“Liens” means liens, mortgages, pledges, security interests, charges and encumbrances.

“Losses” means, with respect to any Person, any losses, liabilities, claims, expenses, obligations, damages, judgments, settlement payments, deficiencies, Taxes, penalties, fines, costs and expenses (including enforcement expenses and amounts paid in settlement, interest, court costs, costs of investigations, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation).

“Management Agreement” means any management agreement, operating agreement, technical services or any other type of services agreement, design agreement, rental program agreement, homeowner’s association or other similar agreement, maintenance, shared facilities or costs agreement, license or royalty agreement, CC&Rs, common interest or other similar agreement, brokerage agreement, sales agreement, reservation agreement or other agreement, including any letters of intent, memorandums of understanding or other similar arrangements for any of the foregoing.

“Managed Property” means any Hotel or Residence Project that is subject to a Management Agreement entered into by the Company or any of its Subsidiaries or Affiliates.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that has, or would be reasonably likely to have, a material adverse effect on the financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: any change, effect, event, occurrence, state of facts or development attributable to (i) the negotiation, execution, announcement or pendency of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with, or actual or potential loss or impairment of, customers, suppliers, landlords, partners or employees (provided that this clause (i) shall not apply to the representations and warranties set out in Section 2.03(c) and Section 4.02), or on revenue, profitability and cash flows; (ii) conditions affecting the industry in which the Company and its Subsidiaries participate, the U.S. or world economy as a whole or the U.S. or global capital or financial markets in general or the markets in which the Company and its Subsidiaries operate; (iii) compliance with the terms of, or the taking of any action expressly required by, this Agreement; (iv) the taking of any action, or failing to take any action, at the express, written request of the Purchaser, or the taking of any action by the Purchaser; (v) any change in applicable Laws or the interpretation thereof or the taking of any action required to be taken by applicable Laws; (vi) any change in IFRS or changes resulting from a different set of accounting principles; (vii) any failure by the Company and its Subsidiaries to meet financial forecasts, projections or estimates (but the reasons underlying such failure (unless such reasons are excluded by one of the other clauses of this definition) may be taken into account in determining whether a Material Adverse Effect has occurred, or would be reasonably likely to occur); or (viii) national or international political or social conditions, including the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism directly or indirectly involving the United States of America or any other jurisdiction; except, in the case of clause (ii), (v), (vi) and (viii), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industry in which the Company and its Subsidiaries participate generally (in which case, only the disproportionate impact shall be taken into account in the determination of Material Adverse Effect hereunder).

“New York Management Agreement” means that certain Management Agreement, by and between Six Senses Holdings US LLC and 76 Eleventh Avenue Property Owner LLC.

“New York Project Holdback Amount” means $3,500,000.

“New York Project Trigger Event” means the occurrence of each of the following: (a) the Hotel (as defined in the New York Management Agreement) is open to the public for business, (b) the initial term loan financing for the operation of Hotel (as defined in the New York Management Agreement) has been consummated and (c) an executed nondisturbance agreement, reasonably acceptable to the Purchaser and which provides that the applicable lender has no additional rights to terminate the New York Management Agreement with the Company or its Affiliates other than in accordance with the termination rights thereunder, has been received from each lender that is providing initial term loan financing for the operation of the Hotel (as defined in the New York Management Agreement) in connection with the the conveyance to 76 Eleventh Hotel Member LLC of fee title to the hotel condominium unit (or any refinancing of such initial term loan financing).

“NWC” means (i) the current assets of the Company and its Subsidiaries included in the calculation of NWC set forth on Schedule 1.05(a) (excluding, for the avoidance of doubt, Cash and deferred and current Tax assets and the Chengdu Receivable) minus (ii) the current liabilities of the Company and its Subsidiaries included in the calculation of NWC set forth on Schedule 1.05(a) (excluding, for the avoidance of doubt, Indebtedness, Transaction Expenses and deferred and current Tax liabilities), in each case determined on a consolidated basis in accordance with IFRS using the same accounting methods, policies, principles, practices and procedures, with consistent classifications, judgements and estimation methodologies (including as to the establishment of reserves) as were used in the preparation of Schedule 1.05(a).

“NWC Excess” means the amount by which Final NWC is greater than NWC Target.

“NWC Shortfall” means the amount by which Final NWC is less than NWC Target.

“NWC Target” means $0.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Organizational Documents” means any charter, certificate of formation, articles of incorporation, declaration of partnership, articles of association, memorandum of association, bylaws, operating agreement, limited liability company agreement, partnership agreement or similar formation or governing documents and instruments of any Person.

“Patents” means rights in all inventions, invention disclosures, discoveries and improvements (whether or not patentable), issued patents and patent applications, (including utility models and provisional applications), patents, design patents, registered industrial designs and all other similar protection of inventions as recognized by applicable Law, in all countries of the world and all counterparts claiming priority therefrom, and all related continuations, continuations-in-part, divisionals, reexaminations, substitutions, extensions, or reissues thereof.

“Permitted Liens” means (i) statutory liens for current Taxes or other governmental charges not yet delinquent or the amount or validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not yet delinquent or the amount or validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS; (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over the Leased Real Property which (A) are not violated by the current use and operation of the Leased Real Property or the operation of the business of the Company and its Subsidiaries and (B) do not, individually or in the aggregate, materially detract from the value of, or impair the use or operation of, such Leased Real Property; (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property which do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used in connection with the business of the Company and its Subsidiaries or materially detract from the value of such Leased Real Property; (v) matters which would be disclosed by an inspection or accurate survey of each parcel of Leased Real Property; (vi) liens arising in the ordinary course of business under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, in each case that are not past due or delinquent; (vii) purchase money liens and liens securing rental payments under capital lease arrangements; and and (viii) non-exclusive licenses for Intellectual Property granted in the ordinary course of business.

“Person” means an individual, a sole proprietorship, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or any Governmental Authority.

“Plan” means any “employee benefit plan” (as defined under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) whether or not subject to ERISA, and any bonus, vacation, deferred compensation, pension, retirement, profit-sharing, thrift, savings, overtime, employee stock or equity ownership, stock or equity bonus, stock or equity purchase, restricted stock, stock option, equity-based, incentive, retention, severance or change-in-control plans or any other benefit plan, agreements (including employment, individual consulting and collective bargaining agreements), policies, programs or arrangements, in each case, whether written or unwritten, that are sponsored, maintained or contributed to, or required to be contributed to, by the Company or any of its Subsidiaries, on behalf of any employee, director or other individual service provider of the Company or its Subsidiaries (in each case, whether current, former or retired) or their respective beneficiaries or with respect to which the Company or any of its Subsidiaries has any liability on behalf of any such employee, director or other individual service provider or their respective beneficiaries, other than any “multiemployer plan” (within the meaning of Sections 3(37) and 4001(a)(3) of ERISA).

“Pre-Closing Tax Period” means any taxable periods ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Privacy Laws” means all applicable Laws pertaining to (i) data security, cyber security and e-commerce, (ii) the collection, storage, use, access, disclosure, processing, security and transfer of personal data, including the European Union General Data Protection Regulation 2016/679, and (iii) sales and marketing, including the CAN-SPAM Act of 2003, the Telephone Consumer Protection Act and the Telemarketing Sales Rule.

“Purchaser Fundamental Representations” means the representations and warranties contained in Section 3.01, Section 3.02(a), Section 3.02(b), Section 3.02(d) and Section 3.05.

“Residence Project” means any, apartment, condominium, villa, timeshare or fractional interest development, vacation ownership club or any other type of residential or quasi residential unit, development or project.

“Samui JV” means SURF-Samui Pte. Ltd., a limited company incorporated under the laws of Singapore, of which the Company owns 49% of the total issued share capital.

“Seller Fundamental Representations” means the representations and warranties contained in Section 4.01, Section 4.02(a), Section 4.02(b), Section 4.02(d), Section 4.03 and Section 4.04.

“Social Media Accounts” means all accounts, profiles, pages, feeds, registrations and other presences of the Company and its Subsidiaries on or in connection with any: (i) social media or social networking websites or online services; (ii) blogs or microblogs; (iii) mobile applications; (iv) photo, video or other content-sharing websites; (v) virtual game worlds or virtual social worlds; (vi) rating and review websites; (vii) wiki or other similar collaborative content websites; and (viii) message boards, bulletin boards or other similar forums.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity (other than a corporation) of which a majority of the partnership, limited liability company or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity (other than a corporation) if such Person is allocated a majority of the gains or losses of or dividends paid by such partnership, limited liability company, association or other business entity or is or controls the managing director, managing member or general partner of such partnership, limited liability company, association or other business entity.

“Tax” or “Taxes” means any federal, state, local or non-U.S. income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, value added, excise, severance, stamp, customs, duties, real property, personal property, capital stock, social security, unemployment, payroll, employee or other withholding, or other tax, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Returns” means any return, report, claim for refund, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Trade Secrets & Proprietary Data” means all trade secrets and all other confidential or proprietary information and know-how, whether or not such trade secret has been reduced to a writing or other tangible form, including all documents and things embodying, incorporating or referring in any way to such trade secret, including to the right to sue for past, present and future misappropriation or other violation of any trade secret, and any computer programs, proprietary information, secret processes and other proprietary rights of every kind and nature and documentation thereof (including related papers, business models, blueprints, drawings, formulae, diaries, notebooks, specifications, designs, methods of production and distribution and data processing software), as well as all customer data, including electronic or website versions, and user information collected by the Company or its Subsidiaries through its or their Social Media Accounts and all claims and rights related thereto, in the United States and in foreign countries, that are owned, licensed, used, necessary for use or controlled in whole or in part by the Company and any of its Subsidiaries, and all information systems, programs, software and documentation thereof (including all electronic data processing systems, cost data, compilations of information, copyrightable material, reports, databases and data collections, algorithms, software, business methods, process flow sheets, customer lists, mailing lists, plans and reports or other similar confidential or proprietary data and information, program specifications, source codes, logs, input data and report layouts and formats, record file layouts, diagrams, functional specifications and narrative descriptions, flow charts and other related material), and in each case all goodwill associated therewith.

“Trademarks” means all United States and foreign trademarks, trade names, internet domain names, service marks, certification marks, collective marks, logos, other source identifiers, designs and general intangibles of a like nature, whether registered or unregistered, and all registrations and applications for any of the foregoing, including, but not limited to: (i) all extensions or renewals of any of the foregoing; (ii) all of the goodwill of the Seller, the Company and its Subsidiaries connected or associated with the use of and symbolized by the foregoing; and (iii) the right to sue for past, present and future infringement or dilution of any of the foregoing or for any injury to goodwill.

“Transaction Expenses” means all (a) fees and expenses of the Company and its Subsidiaries incurred in connection with or incident to the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, including legal, accounting, transaction, closing and investment banking fees, costs and expenses (including any such expenses incurred in pursuit of an alternative transaction with respect to the Company and its Subsidiaries) and (b) transaction, sale, change in control, retention or any similar bonuses or similar payments (in each case, together with the employer portion of any payroll or other withholding Tax payable in connection therewith) that are due to any employee, officer or director of the Company and its Subsidiaries directly as a result of the consummation of the transactions contemplated hereby pursuant to any agreement entered into by the Seller or, prior to the Closing, the Company or any of its Subsidiaries (whether such payment is due on, prior to or after the Closing).

“Transaction Tax Deductions” means, without duplication and regardless of the payor and whether or not paid prior to the Closing, to the extent deductible for U.S. federal or other applicable income Tax purposes, the sum of (a) transaction bonuses, change in control payments, severance payments, retention payments or similar payments made by the Company and its Subsidiaries in connection with the transactions contemplated by this Agreement, (b) the fees, expenses and interest incurred by or on behalf of the Company and its Subsidiaries with respect to the payment of Indebtedness (including, for the avoidance of doubt, amounts treated as interest for U.S. federal income tax purposes, any breakage fees or accelerated deferred financing fees, whether paid before, at, or after the Closing, (c) without duplication of any amount included in another clause of this definition, the amount of the Transaction Expenses (whether paid prior to or following the Closing), (d) all fees, costs and expenses incurred by the Company or any of its Subsidiaries in connection with or incident to this Agreement and the transactions contemplated hereby, including any such legal, accounting, transaction, closing and investment banking fees, costs and expenses, (e) any employment or social security or similar Taxes with respect to the amounts set forth in the foregoing clause (a), (f) all capitalized costs and expenses (including all deferred financing fees) attributable to items described in clause (i) of the definition of Indebtedness, in each case, in connection with the transactions contemplated by this Agreement, and (g) any other item, regardless of whether paid prior to Closing, that is reasonably expected to be deductible for U.S. federal, state, local or non-U.S. income tax purposes by the Company or any of its Subsidiaries, in each case, in connection with the transactions contemplated by this Agreement; provided, however, that no expense or other item that is paid after the Closing shall be included in Transaction Tax Deductions that has not been included in Transaction Expenses, Final Indebtedness or Final NWC and reduced the Purchase Price. For the avoidance of doubt, the parties agree that 70% of any success-based fees (including without limitation the fees payable to Evercore Inc.) are deductible for U.S. federal income tax purposes pursuant to Revenue Procedure 2011-29, 2011-18 IRB and are included in the calculation of Transaction Tax Deductions.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

Section 9.02    Other Definitional Provisions.

(a)    Accounting Terms. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under IFRS. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under IFRS, the definition set forth in this Agreement will control.

(b)    Successor Laws. Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

Section 9.03    Cross-Reference of Other Definitions. Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Section No.
Affiliate Contract	2.19
Agreement	Preface
Base Consideration	1.02(a)
Closing	1.06
Closing Date	1.06
Closing Statement	1.04(f)
Company	Preface
Company Intellectual Property	2.10(a)
Company Shares	Recitals
Confidentiality Agreement	8.02
D&O Costs	6.02(b)
D&O Expenses	6.02(b)

Term	Section No.
D&O Indemnifiable Claim	6.02(b)
D&O Indemnifying Party	6.02(b)
D&O Indemnitee	6.02(b)
Data Room	10.0
Deductible	7.02(a)
Disclosure Schedules	Article 2
Duff & Phelps	1.05(b)
Electronic Delivery	10.13
Escrow Account	1.04(b)
Escrow Agent	1.04(b)
Escrow Agreement	1.04(b)
Escrow Amount	1.04(b)
Estimated Cash	1.03
Estimated Indebtedness	1.03
Estimated Transaction Expenses	1.03
Excess Amount	1.05(d)
Final Cash	1.05(b)
Final Indebtedness	1.05(b)
Final Transaction Expenses	1.05(b)
Financial Statements	2.04
Fundamental R&W Claim	7.02(c)
Guaranteed Loan	2.09(e)
Indemnitee	7.05
Indemnitor	7.05
IT Systems	2.10(g)

Term	Section No.
Latest Balance Sheet	2.04
Leased Real Property	2.07(b)
Material Contracts	2.09(a)
Mini-Basket	7.02(a)
NDA	6.04(b)
Neutral Auditor	1.05(b)
Objections Statement	1.05(b)
Outside Date	6.04(a)
Permits	2.17(c)
Pre-Closing Covenant	7.01
Preliminary Purchase Price	1.02(b)
Preliminary Statement	1.03
Purchase Price	1.02(a)
Purchaser	Preface
Purchaser Indemnified Parties	7.02(a)
Purchaser Privileged Communications	8.04(b)
R&W Claim	7.02(a)
Real Property Leases	2.07(b)
Section 338(g) Elections	8.01(f)
Seller	Preface
Seller Indemnified Parties	7.03
Seller Privileged Communications	8.04(a)
Seller Related Parties	6.02(f)
Shortfall Amount	1.05(b)
Survival Period Termination Date	7.01

Term	Section No.
Tax Benefit	7.06
Tax Matters	8.01(i)(ii)
Tax R&W Claim	7.02(c)
Third Party IT Vendor	2.10(g)
Transfer Taxes	8.01(c)

ARTICLE 10

MISCELLANEOUS

Section 10.01    Expenses. Except as otherwise expressly provided herein, the Seller, on the one hand, and the Purchaser, on the other hand, shall pay all of their own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of their obligations hereunder and the consummation of the transactions contemplated by this Agreement; provided that the Purchaser and the Seller shall each bear 50% of the fees and expenses of the Escrow Agent.

Section 10.02    Knowledge Defined. For purposes of this Agreement, the “Company’s knowledge” and the “Seller’s knowledge”, in each case as used herein, shall mean the actual knowledge after reasonable inquiry of any of Gordon Drake, Krishnan P. or Neil Jacobs; provided that, with respect to any representation or warranty set forth herein concerning a Company JV or a Managed Property (or a Residence Project that is a Managed Property or a Hotel that is a Managed Property), the “Company’s knowledge” shall mean the actual knowledge, without any duty of inquiry, of any of Gordon Drake, Krishnan P. or Neil Jacobs.

Section 10.03    Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) the Business Day following the day on which the same has been delivered to a reputable national overnight delivery service (charges prepaid) or (c) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by the recipient party to the sending party:

Notices to the Purchaser or to the Company:

Inter-Continental Hotels Corporation

InterContinental Hotels Group

3 Ravinia Drive, Suite 100

Atlanta, GA 30346

United States of America

Attention: Robert Chitty, SVP, Capital Investments & Transactions

with a copy (which shall not constitute notice) to:

Inter-Continental Hotels Corporation

InterContinental Hotels Group

3 Ravinia Drive, Suite 100

Atlanta, GA 30346

United States of America

Attention: Paul Huang, Vice President and Associate General Counsel

with a copy (which shall not constitute notice, and may be delivered by e-mail for convenience to the addressees set out below) to:

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

31st Floor

New York, NY 10022

Attention:     Matthew F. Herman

  Paul K. Humphreys

Email:           matthew.herman@freshfields.com

  paul.humphreys@freshfields.com

Notices to the Seller:

Sustainable Luxury (BVI) Limited Partnership

c/o Pegasus Partners V International Holdings, L.P.

99 River Road

Cos Cob, CT 06807

Attention: Daniel Stencel

with a copy (which shall not constitute notice, and may be delivered by e-mail for convenience to the addressees set out below) to:

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

Attention: Michael D. Paley, P.C.

Email: michael.paley@kirkland.com

Section 10.04    Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by either the Purchaser or the Company without the prior written consent of the Seller, or by the Seller without the prior written consent of the Purchaser. Notwithstanding the immediately preceding sentence, the Purchaser may, without the prior written consent of the Seller, (i) assign or transfer its rights under this Agreement to any lender as collateral security and (ii) upon notice to the Seller, assign all or any portion of this Agreement to one or more of its Affiliates; provided, however, that in each of the foregoing clauses (i) and (ii), no such assignment or transfer shall relieve the Purchaser of its obligations hereunder. Any attempted assignment or transfer in violation of this Section 10.04 shall be null and void.

Section 10.05    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this

Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section 10.06    References. The table of contents and the section and other headings and subheadings contained in this Agreement and the Exhibits and Disclosure Schedules hereto are solely for the purpose of reference, are not part of the agreement of the parties hereto, and shall not in any way affect the meaning or interpretation of this Agreement or any Exhibit or Disclosure Schedule hereto. All references to days or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section,” “Exhibit” or “Disclosure Schedule” shall be deemed to refer to a section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.

Section 10.07    Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business. Neither party shall use the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in this Agreement or in any Disclosure Schedule or Exhibit is or is not required to be disclosed or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of Law or breach of contract). The Disclosure Schedules have been arranged for purposes of convenience in separately titled sections corresponding to sections of this Agreement; however, each section of the Disclosure Schedules shall be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules where the applicability of the information set forth in such other section is reasonably apparent from the face of such disclosure. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

Section 10.08    Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules or Exhibits hereto may be amended only in a writing signed by the Purchaser, the Company and the Seller. No waiver of any provision hereunder, or any breach, default or misrepresentation hereunder, shall be valid unless the same shall be in writing and signed by the party making such waiver, and no such waiver shall extend to or affect in any way any other provision or prior or subsequent breach, default or misrepresentation.

Section 10.09    Complete Agreement. This Agreement, the agreements and other instruments entered into in connection herewith and the documents referred to herein (including the Confidentiality Agreement) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof or thereof in any way.

Section 10.10    Third-Party Beneficiaries. Section 6.02 is intended for the benefit of, and shall be enforceable by, the D&O Indemnitees as a third-party beneficiary. Section 7.03 is intended for the benefit of, and shall be enforceable by, the Seller Indemnified Parties. Section 10.19 is intended for the benefit of, and shall be enforceable by, the Seller Affiliates. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement, the D&O Indemnitees (to the extent set forth in Section 6.02), the Seller Indemnified Parties (with respect to Section 7.03) and the Seller Affiliates (with respect to Section 10.19) any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.

Section 10.11    Waiver of Trial by Jury. THE PARTIES TO THIS AGREEMENT EACH HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE AND REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE IRREVOCABLE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 10.12    Purchaser Deliveries. The Purchaser agrees and acknowledges that all documents or other items made available in the Company’s “Project Oasis” electronic data room located at Merrill Datasite (the “Data Room”) prior to 5:00 P.M. New York time on February 9, 2019, shall be deemed to have been delivered or made available, as the case may be, to the Purchaser for all purposes hereunder.

Section 10.13    Electronic Delivery. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of a facsimile machine or electronic mail (any such delivery, an “Electronic Delivery”), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity or lack of Electronic Delivery.

Section 10.14    Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

Section 10.15    Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the Exhibits and Disclosure Schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 10.16    Consent to Jurisdiction. SUBJECT TO THE PROVISIONS OF SECTION 1.05 (WHICH SHALL GOVERN ANY DISPUTE ARISING THEREUNDER), THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY SUIT, ACTION, OR PROCEEDING BROUGHT BY ANY PARTY PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL PROPERLY AND EXCLUSIVELY LIE IN THE CHANCERY COURT OF THE STATE OF DELAWARE, AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE). EACH PARTY ALSO AGREES NOT TO BRING ANY SUIT, ACTION OR PROCEEDING, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT (OTHER THAN UPON THE APPEAL OF ANY JUDGMENT, DECISION OR ACTION OF ANY SUCH COURT LOCATED IN DELAWARE OR, AS APPLICABLE, ANY FEDERAL APPELLATE COURT THAT INCLUDES THE STATE OF DELAWARE WITHIN ITS JURISDICTION). BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH SUIT, ACTION OR PROCEEDING. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH SUIT, ACTION OR PROCEEDING. EACH OF THE PARTIES FURTHER IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.03 OF THIS AGREEMENT. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

Section 10.17    Specific Performance. The parties hereto agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the transactions contemplated by this Agreement. It is accordingly agreed that (i) the parties hereto shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.16 without proof of damages or posting a bond or other form of security, this being in addition to any other remedy to which they are entitled under this Agreement and (ii) the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties hereto would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. Notwithstanding anything herein to the contrary, in no event shall this Section 10.17 be used, alone or together with any other provision of this Agreement, to require the Company to remedy any breach of any representation or warranty of the Company made herein.

Section 10.18    Consents. The Purchaser acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to contracts, leases, licenses or other agreements to which the Company and its Subsidiaries are party (including the contracts set forth on the Contracts Schedule and the Real Property Leases set forth on the Real Property Schedule) and such consents may not have been obtained. The Purchaser (on behalf of itself and the other Purchaser Indemnified Parties) agrees and acknowledges that the Seller and the Company shall have no liability whatsoever to the Purchaser Indemnified Parties (and the Purchaser Indemnified Parties shall not be entitled to assert any claims against the Escrow Account) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of any such contract, lease, license or other agreement as a result thereof. Nothing in this Section 10.18 shall limit in any way any of the Seller’s representations and warranties (or the right to recover for breach thereof pursuant to Article 7) contained in Article 4, or limit the Company’s representations and warranties (or the right to recover for breach thereof pursuant to Article 7) contained in Article 2.

Section 10.19    Non-Recourse. All proceedings (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the Persons that are expressly identified as parties hereto. Each party hereby acknowledges and agrees that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against, and no personal liability shall attach to, the former, current or future direct or indirect equityholders, directors, officers, employees, incorporators, agents, attorneys, representatives, Affiliates, members, managers, general or limited partners or assignees of the Seller or any former, current or future direct or indirect equityholder, director, officer, employee, incorporator, agent, attorney, representative, general or limited partner, member, manager, Affiliate, agent, assignee or representative of any of the foregoing (collectively (but not including the Company), the “Seller Affiliates”), through the Seller or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil, by or through a claim by or on behalf of the Purchaser against any Seller Affiliate by the enforcement of any assessment or by any legal or equitable action, by virtue of any Law, or otherwise and each party hereto waives and releases all such liabilities, claims and obligations against any such Seller Affiliate. In the event that any provision of this Agreement provides that a party hereto shall cause its Affiliates and/or representatives to take any action (or refrain from taking any action) or otherwise purports to be binding on such party’s Affiliates and/or representatives, such party shall be liable for any breach of such provision by any such Affiliate or representative.

Section 10.20    Chengdu Receivable. From and after the Closing, the Purchaser and the Company shall use commercially reasonable efforts to collect the Chengdu Receivable in full. The Purchaser shall cause the Company and its Subsidiaries to remit to the Seller any amounts collected on the Chengdu Receivable (less any Tax suffered in respect thereof) at any time. It is further understood and agreed that any payments made to the Company or any of its Subsidiaries under the Management Agreement re Evason Qing Cheng Mountain, dated as of 16 July 2010, by and among between Sarppasamphat Limited, Jin Rui Tong Investment Management Co. Ltd. Chengdu and Jin Ruit Tong Industrial Co. Ltd. Chengdu (as novated to Sustainable Luxury Mauritius Limited), or any other ancillary agreement relating to Six Senses Qing Cheng Mountain located at Qing Cheng Mountain, Sichuan Province, China from and after the Closing shall be deemed to be applied to the Chengdu Receivable until it is paid in full. On the first anniversary of the Closing, to the extent the Chengdu Receivable has not been paid in full, the Seller shall have the right to notify the Purchaser that it desires to have the Company assign the Chengdu Receivable, including all rights to collect thereunder, to the Seller (or its designee); provided that such notice must be delivered to the Purchaser on or prior to the 30th day following the first anniversary of the Closing.

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IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first written above.

COMPANY:

SUSTAINABLE LUXURY HOLDINGS (BVI) LIMITED

By:	/s/Gordon Drake
Name:	Gordon Drake
Its:	Chief Financial Officer

SELLER:

SUSTAINABLE LUXURY (BVI) LIMITED PARTNERSHIP (ACTING BY ITS GENERAL PARTNER, SUSTAINABLE LUXURY (BVI) LIMITED)

By:	/s/Daniel Stencel
Name:	Daniel Stencel
Its:	Authorised Signatory

PURCHASER:

INTER-CONTINENTAL HOTELS CORPORATION

By:	/s/Robert Chitty
Name:	Robert Chitty
Its:	Senior Vice President